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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

JUL 3 0 2008

Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

TT BEV Inc.

PROCESSED
AUG 0 1 2008
THOMSON REUTERS

(Exact name of issuer as specified in its charter)

Texas

(State or other jurisdiction of incorporation or organization)

5600 W. Lovers Lane # 111 Dallas, TX 75209
214-351-4832

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Same

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5141	261867144
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Robert Feeback, Two Lincoln Centre, 5450 LBJ Freeway, Suite 1450, Dallas, TX 75240

Brian Rudman, Director, 5600 W. Lovers Lane #111, Dallas, TX 75209

(b) the issuer's officers;

Brian Rudman, CEO / President

Khalil Lalani, Secretary, 5600 W. Lovers Lane #111 Dallas, TX 75209

(c) the issuer's general partners;

Robert Feeback

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Brian Rudman – 19.17%

Jody Rudman – 19.17%

Tim Schacherer – 9.89%

The Rudman Group, LLC – 20.00%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Brian Rudman - 19.17%

Jody Rudman - 19.17%

Tim Schacherer – 9.89%

The Rudman Group, LLC – 20.00%

(f) promoters of the issuer;

Not Applicable

(g) *affiliates of the issuer;*

Not Applicable

(h) counsel to the issuer with respect to the proposed offering;

Applbaum & Zouvas LLP

2368 Second Avenue, San Diego, Ca. 92101

(i) *each underwriter with respect to the proposed offering;*

Not Applicable

(j) *the underwriter's directors;*

Not Applicable

(k) *the underwriter's officers;*

Not Applicable

(l) *the underwriter's general partners; and*

Not Applicable

(m) *counsel to the underwriter.*

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons are subject to any of the disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Most states have some form of limited offering exemption based on either the number of offerees or purchasers, the dollar amount of the offering, or a combination of these limitations. Certain states provide for private offering exemptions similar to Section 4(2) of the Securities Act. Other states provide exemptions for offerings to "accredited investors" as defined in Regulation D or by state law. The Uniform Limited Offering Exemption ("ULOE") is designed to provide an exemption at the state level for offerings that are exempt at the federal level under Rules 505 and 506 of Regulation D. 12 Approximately 30 states have adopted ULOE to some extent. We will only offer our securities in these 30 states. Moreover, the Company will utilize the following State Accredited Investor Exemptions; Six states have adopted the NASAA Model Accredited Investor exemption. California , Illinois , Iowa , Minnesota , Nebraska , Texas and Wisconsin have existing exemptions for individual accredited investors. We plan on offering in these states.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

TT Bev Inc.

(2) the title and amount of securities issued;

35,516,250 Common shares.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate price was $0.20 per share issued as founder's shares.

(4) the names and identities of the persons to whom the securities were issued.

(shareholder list)

Partner	TOTAL 1000		
Brian Rudman	236.6149	6,807,127	19.17%
Jody Rudman	236.6149	6,807,127	19.17%
The Rudman Group,LLC	5.926119	7,103,250	20.00%
Tim Schacherer	123.5825	3,511,351	9.89%
Susan Beecherl	44.9391	1,276,855	3.60%
Mike Champine	33.70432	957,641	2.70%
Bill Hoffman	22.46955	638,427	1.80%
Rajiv Anand	11.23477	319,214	0.90%
Aditi Anand	11.23477	319,214	0.90%
Barat Vahder	11.23477	319,214	0.90%
Dan Karin	33.70432	957,641	2.70%
Robert Scheinberg	22.46955	638,427	1.80%
Ken Herz	22.46955	638,427	1.80%
Jim Ikard	6.516169	185,144	0.52%
Alan Perkins	5.617387	159,607	0.45%
Gary Perkins	5.617387	159,607	0.45%
Jean Perkins	5.617387	159,607	0.45%
Alan Plotkin	5.617387	159,607	0.45%
Sean Slywka	33.70432	957,641	2.70%
Kenneth Roe	33.70432	957,641	2.70%
Brian Feagins	5.617387	159,607	0.45%
Rosalee Rudman	5.617387	159,607	0.45%
Marcus Downs	5.617387	159,607	0.45%
Tony Chavez	5.617387	159,607	0.45%
Ari Kopolow	5.617387	159,607	0.45%
Iqbal Lalani	8.98782	255,371	0.72%
Rahim Kassam	4.49391	127,685	0.36%
Sara Kassam	4.49391	127,685	0.36%
Charles Cook	11.23477	319,214	0.90%
Barbara and Les Rosenblatt	11.23477	319,214	0.90%
Tariq Adatia	7.639647	217,065	0.61%
Theresa Hanson	11.23477	319,214	0.90%
INSIDERS TOTAL		35,516,250	

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph A.

Please see information detailed in Section A of this Item, sub paragraphs 1-4 above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Securities Act grants the Commission authority to create exemptions from registration. Historically, this exemptive authority was based on Section 3(b) of the Securities Act and the Commission's ability to define the term "not involving any public offering" as used in the Section 4(2) transactional exemption.

Section 3(b) limits the Commission's authority to adopt exemptions for offerings of less than $5 million. The Commission has exercised this "limited offering" exemptive authority to this maximum in adopting four exemptions - Rule 505 (specified purchasers), Rule 701 (employee compensation plans by non-public companies), Rule 1001 (coordinated exemption with California), and Regulation A ("mini-registration"). The Commission also used this authority to adopt its "seed capital" Rule 504, which is limited to $1 million.

As noted above, Section 4(2) exempts transactions that do not involve a public offering of securities. The Commission adopted Rule 506 to provide a safe harbor as to what type of offering would not be considered to involve a public offering. An issuer complying with Rule 506 is certain that it is conducting a Section 4(2)-exempt "private" offering.

Offerings under these exemptions may or may not require specific disclosures or filings, depending on the specific exemption.

- **The Regulation A exemption is often termed a "mini-registration" process because it requires the filing of an offering statement, which includes the offering document containing required disclosures. Unlike Rules 505 and 506 or registered offerings, the financial statements in a Regulation A offering statement need not be independently audited. The Regulation A offering statement is processed by the Division of Corporation Finance in a manner similar to that applied to registration statements. After completing its review of the disclosure, the Division "qualifies" the offering statement. Securities may be sold in the offering only after the offering statement is "qualified."**

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer does not contemplate any further offerings.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement who is prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

TT BEV, INC OFFERING CIRCULAR MODEL A.

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**23,000,000**
Minimum number of securities offered:	**Open**
Price per security:	**$0.10**
Total proceeds: If maximum sold:	**$2,300,000**
If minimum sold:	**Open**

(See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? **No.**
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? **[ ] Yes** **[X] No**
Is there a finder's fee or similar payment to any person? [**] Yes** **[X] No** (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? **[X] Yes** **[ ] No** (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[**] Yes** **[X] No** (See Question No. 25)
Is transfer of the securities restricted? [**] Yes** **[X] No** (See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SECURITIES ARE OFFERED TO ACCREDITED INVESTORS ONLY.
INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

The offering has not been registered in any states at this point

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **97** pages.

THE COMPANY

1. Exact corporate name: *TT Bev Inc.*
State and date of incorporation: *Texas, March 5, 2008*
Street address of principal office: *5600 W. Lovers Lane # 111 Dallas, TX 75209*
Company Telephone Number: *(214) 351-4832*

Fiscal year: *12/31*
(month) (day)

Person(s) to contact at Company with respect to offering:
Brian D. Rudman
Telephone Number (if different from above): ( )

RISK FACTORS

AN INVESTMENT IN THESE SECURITIES INVOLVES AN EXCEPTIONALLY HIGH DEGREE OF RISK AND IS EXTREMELY SPECULATIVE. IN ADDITION TO THE OTHER INFORMATION REGARDING OUR COMPANY CONTAINED IN THIS PROSPECTUS, YOU SHOULD CONSIDER MANY IMPORTANT FACTORS IN DETERMINING WHETHER TO PURCHASE THE SHARES BEING OFFERED. THE FOLLOWING RISK FACTORS ARE THE POTENTIAL AND SUBSTANTIAL RISKS WHICH COULD BE INVOLVED IF YOU DECIDE TO PURCHASE SHARES IN THIS OFFERING.

(1) Tempest Tea May be Unable to Increase its Market Size

In order to maximize our revenues and become a sustainable business, Tempest Tea needs to increase its market size. If it is unable to do so, there could be a material adverse affect on Tempest Tea operations, market acceptance and ultimately our stock price. While Tempest Tea anticipates successfully increasing our market size considerably, there can be no guarantee of this result.

(2) Failure to Properly Manage Growth Could Result in a Material Negative Impact on our Revenue, Distract our Management and Waste our Resources.

Rapid growth strategy could result in a strain on our infrastructure and internal systems or require us to recruit additional senior management and other personnel at substantial costs. This could result in a material negative impact on our business operations and profit margins. In general, the company views rapid growth as a positive implication, but must be able to manage such growth in an effective manner.

(3) Many of our Competitors Have Greater Resources and are More Diversified Than us. Tempest Tea Beverages Will Be Competing for Revenues and Market Share Against Corporations That are Significantly Larger and More Established Than Tempest Tea Beverages.

There has been consolidation in the industry and our competitors include market participants with interests in multiple beverage businesses which are often vertically integrated and/or are part of large diversified portfolio of products that can provide stable sources of earnings and that may allow them better to offset fluctuations in the financial performance of their business operations. In addition, these competitors may have more resources with which to compete for product ideas. The beverage industry is very competitive amongst all segments. In particular, the "energy drink" segment is very competitive and includes well-financed publicly traded competitors including Coca Cola, PepsiCo, and Hansen's, as well as successful private companies such as Red Bull. These companies have a solid distribution network established, as well as aggressive marketing budgets.

(4) Inability to Negotiate Acceptable Agreements with Strategic Relationships

Tempest Tea Beverage's success will rely to an important extent on its strategic relationships in distribution channels. Currently Tempest Tea Beverages has only a few strategic material agreements in place. If Tempest Tea Beverages is unable to negotiate acceptable agreements with additional parties, it would present a risk to investors, primarily because these brokerage / sales / distribution agreements will be necessary to execute the business model and ultimately generate greater revenues. Management believes the company will be able to negotiate acceptable agreements with these parties, but investors should be aware that a failure to reach such agreements would pose a considerable risk.

(5) Consumer Preferences May Change

While currently there is a market for Tempest Tea Beverages' products, this preference could change for any number of reasons currently unforeseen to Tempest Tea. Such a shift in consumer preference and spending habits could have a material adverse affect on Tempest Tea operations, market acceptance and ultimately our stock price.

(6) We have an Accumulated Deficit and we have a Limited History of Operations as a Company

We have incurred relatively small debt for operating costs since our inception as a corporation. Operating losses may continue, which could adversely affect financial results from operations and stockholder value, and there is a risk that we may never become profitable. While Tempest Tea does not anticipate the occurrence of continuing losses after our product positioning and generation of revenues through product sales, the profitability of Tempest Tea can not be guaranteed.

(7) We expect to have a need for Additional Financing in the Future

While we do not anticipate any cash flow issues in the foreseeable future, our limited history of operations could raise a substantial doubt in the future about our ability to continue as a going concern. There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed, or if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund our business operations, it may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Our business requires a substantial investment of capital. The production and distribution of our services and products require a significant amount of capital. In the future, we may requite a significant portion of our capital requirements from private parties, institutions, or other sources. Although we intend to reduce the risks of our exposure through strict financial guidelines and prompt payments from customers, we cannot assure you that we will be able to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future products. If we increase our production budget, we may be required to increase overhead, make larger payments for marketing purposes and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

Tempest Tea anticipates reaching profitability after the management hirings and successful execution of our initial product launches, but can make no guarantee as to the actual outcome of such business operations.

(8) Penny Stock Regulation

Our common stock is deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.

Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities. The foregoing required penny stock restrictions should not apply to our securities if such securities maintain a market price of $5.00 or greater. Considering our stock currently has a bid price of $.10 cents with little or no volume, there can be no assurance that the price of our securities will ever maintain or exceed such a level.

(9) Risks of Litigation

While Tempest Tea Beverages will work to ensure the safety and the proper procedure for safeguarding our legal intellectual property rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations.

(10) Fluctuation of Operating Results

Like other companies in our industry, our revenues and results of operations could be significantly dependent upon the timing of beverage releases, slotting timing decisions of major chains, seasonal beverage preferences, and the commercial success of the beverages we distribute, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

(11) We are Subject to Risks Caused by the price of commodities including gasoline as a part of transportation costs.

Although the primary ingredients for our beverages are in abundant supply and available from multiple suppliers, substantial increases in cost in an inflationary environment could negative impact margins and cause a decrease in profitability or loss. Additionally, as we transport beverages from our co-packer, to our warehouses, to our distributors, these costs would significantly increase with an increase in the cost of gas/oil past on to us from our carriers.

(12) We are Subject to Risks Caused by the general economic environment.

Although our industry has been one of recent high growth, an inflationary economic environment could cause consumers to re-think their spending patterns and decrease their consumption of beverages. Our products are categorized as premium, lifestyle oriented beverages and thus have commanded a price premium in recent years. Negative or recessionary financial conditions could cause consumers to shift preference away from premium priced beverages to ones of lesser costs.

(13) Our Success depends on the hiring of an experienced national sales director to increase sales.

The first order of business after receiving funds will be searching for and recruiting a beverage industry professional to rapidly add to our network of retailers and distributors who carry our products. Failure to secure such an individual in a timely fashion or failure of this individual to secure additional distribution could slow our financial growth and impair financial performance.

(14) We May not be Able to Obtain Additional Funding to meet our Requirements

Our ability to grow the Company through acquisitions, business combinations and joint ventures, to maintain and expand our development, acquisition, production and distribution of products and media services, and to fund our operating expenses will depend upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

(15) Leverage Risks

The degree to which we may become leveraged may require us to dedicate a portion of our cash flow to the payment of principal of, and interest on, such incurred indebtedness, reducing the amount of cash flow available to fund production costs and other operating expenses. Additionally, the degree to which we might become leveraged may adversely affect our ability to obtain additional financing, if necessary, for such operating expenses, to compete effectively against competitors with greater financial resources, to withstand downturns in our business or the economy generally and to pursue strategic acquisitions and other business opportunities that may be in the best interests of us and our stockholders.

The Company does not anticipate becoming leveraged to the extent described above, and in the opinion of management believes that a successful offering will provide adequate funds for the Company to become profitable following successful product launches. However, it can not be guaranteed that the Company will be able achieve such profitability, and investors should keep this in mind while making investment decisions.

(16) A Portion Of The Proceeds From This Offering Will Be Used For Executive Compensation.

The company intends to use a portion of the proceeds from this offering to compensate executive management. The dollar amount of compensation is expected to be $500,000. If the maximum amount is raised, this would equate to 25% of the proceeds directed toward executive compensation. If the minimum amount is raised, this would equate to 80% of the proceeds directed toward executive compensation. Further information concerning executive compensation can be found in Item 39(b).

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

(17) Should Our Stock Become Listed On The OTC Bulletin Board, If We Fail To Remain Current On Our Reporting Requirements, We Could Be Removed From The OTC Bulletin Board Which Would Limit The Ability Of BROKER-DEALERS To Sell Our Securities And The Ability Of Stockholders To Sell Their Securities In The Secondary Market.

Companies trading on the Over-The-Counter Bulletin Board, such as we are seeking to become, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to get re-listed on the OTC Bulletin Board, which may have an adverse material effect on our Company.

(18) Resale of Our Securities May Be Difficult Because There is No Current Market For Our Securities and it is Possible That No Market Will Develop.

There is no current public market for our securities, and no assurance that such a public market will develop in the future. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow shareholders to easily dispose of their shares. Even if a market does develop there is no guarantee that you will be able to sell your stock for the same amount you originally paid for it.

Our failure to be listed on an exchange or NASDAQ makes trading our shares more difficult for investors. It may also make it more difficult for us to raise additional capital. Further, we may also incur additional costs under state blue sky laws in connection with any sales of our securities.

Risks Associated With Our Securities:

(19) We Do Not Expect to Pay Dividends In the Foreseeable Future.

We intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Any future dividends will depend on our earnings, if any, and our financial requirements.

We have historically lost money so we intend to retain the future profit in the company to sustain the business growth rather than pay dividends.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of

management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

With respect to the business of the Company and its properties:

(a) *Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.*

Tempest Tea Beverages markets and distributes healthful tea infused ready to drink beverages under the Tempest Te brand name. It is the stated mission of Tempest Tea to create the new age tea brand that is world wide in both distribution and marketing presence. The cornerstone of this strategy is to release exciting tea products targeted to a younger and broader demographic than the traditional tea consumer.

The first major product category is the sparkling green tea category. Tempest Tea Beverages markets the first of its "healthful energy drinks", Green U, as the worlds first CAFFEINE FREE, ALL NATURAL, GREEN TEA BASED energy drink. This beverage is clean and fresh in profile and in stylish upscale aluminum packaging that appeals to a much wider demographic than the traditional energy drink consumer. Additional skus are planned for late 2008 or 2009.

The second market-defining category is the green tea power shot. These 2 oz elixirs are consumed in just a few gulps but pack a high concentration of healthful green tea antioxidants and blended with delicious flavours and other "lifestyle supplements". Tea'd UP, the first shot was officially launched in the spring of 2007. It combines a unique energy blend of green tea, caffeine and ginseng with vitamins and delicious and healthful pomegranate. It has receive broad acceptance, particularly in convenience store distribution. This product was launched in 7-11 in late Septembe 2007. Additionally Company will officially launch TeaVIVE, a hangover and exercise recovery shot and Tempest Blis a relaxation shot in 2008.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intend to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw material energy or other items, describe. Describe any major existing supply contracts.*

At Tempest Tea we recognize the challenge of launching new consumer products in the market place and place a stro emphasis on creating and maintaining relationships as we continually expand our distribution network. Currently w focus our efforts of those employed by the company, as well as independent sales contractors, to demonstrate the valu of our products on key account calls to major retailers and large distributors. Additionally we utilize brokers as a wa to expand our sales force and leverage the connections of seasoned industry veterans in our broker network. In international markets we currently rely on brokers to maintain and augment sales with distributors and retailers.

Additional skus in the sparkling category have already been completely formulated and await additional capital to be launched. Additional skus in the shot category as well have been conceptualized and final formulation will be done in the summer and fall of 2008 with intended release in 4th quarter of 2008 or 1st quarter of 2009.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic are*

in which the business competes or will compete.
Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.
Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects

The primary objective of the company is to distribute to the beverage industry worldwide. The current MSRP of our products (all skus) is $1.99. Distributor and wholesale prices are negotiated on a case-by-case basis but fall within a s(range. The prices set are at a level that is equal to the market leaders in the industry. The beverage industry is very competitive amongst all segments. In particular, the "energy drink" segment is very competitive and includes well-financed publicly traded competitors including Coca Cola, PepsiCo, and Hansen's, as well as successful private companies such as Red Bull. These companies have a solid distribution network established, as well as aggressive marketing budgets. The size of the energy drink market in the United States alone is over 6 Billion dollars annually a grew at over 70% in 2006.

To compete with these well-financed competitors we strive to differentiate our products through 3 major thrusts. Firs is through constant innovation. The established and entrenched brands have done a very poor job of innovation and products reported in the pipeline are not creative and fresh. At Tempest Tea we have the ability to tap the current highest growth trends and through our streamlined research and development process, can quickly and regularly innovate with new products.

Second, Tempest Tea competes with a focus on great taste. Despite the sizeable market share that the largest competitors have, there is overwhelming data supporting that customers feel the taste profile of the leading beverages poor. By focusing not just on ingredients but also on taste, we present a significant value proposition to the consumer.

Third, we focus on health benefits of all of the beverages we create. Tempest Tea is a lead by a physician who is key t(researching the science behind the health benefits and experienced at including beneficial ingredients to create "lifest beverages". The market for products for consumers that want to enhance their life or buy products good for themselves or the environment is over 25 billion dollars and the most rapidly growing segment in the food and bevera industry.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its marke or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We differentiate our products using creative consumer marketing approaches. Unlike our competitors, Tempest Tea markets to a more upscale segment than the "extreme" segment that our competitors focus on. Males and females wh care about their bodies and are in to health are the core focus group of our marketing. This demographic is both bra loyal and affluent to pay a premium price for products that represent a health value to them. Additionally, these consumers as early adopters reinforce our brand image and allow us to broaden our market to consumers who wish t(

be/feel like these individuals.

Marketing will occur through a combination of advertising, grass roots, trade show, promotional materials, and publi relations. Advertising will be in beverage and restaurant industry journals, sports/health fitness magazines, and Internet sites and search engines. The primary push will be through "guerrilla" marketing initiatives including sampling and product giveaways, event sponsorship, promotions in "on premise" environments. Our intention, upon receiving our maximum funding, is to spend $600,000 in the 12 months following funding on marketing. The plan follows a ramp up that essentially doubles the marketing budget each quarter in the first year, allowing for increased sales revenue to help pay for this additional marketing cost. A Director of Marketing who will coordinate the timing (events as well as sponsorship activities will administer the budget.

We break down our marketing efforts in a two-fold way: industrial and consumer. At Tempest Tea Beverages we recognize the challenge of launching new consumer products in the market place and place a strong emphasis on creating and maintaining relationships as we continually expand our distribution network. Currently we focus our industrial marketing efforts through direct relationship building with those employed by the company, as well as independent sales contractors, to demonstrate the value of our products to major retailers and large distributors. Additionally we utilize brokers as a way to expand our sales force and leverage the connections of seasoned industry veterans in our broker network. In international markets we currently rely on brokers to maintain and augment sale: with distributors and retailers.

From a consumer marketing perspective, we believe getting our great tasting products into the hands of the consumer will be our strongest marketing tool. Sampling and promoting at busy events, particularly marathons, triathlons, professional sports events and large festivals is particularly a key important aspect. Additionally print advertising an sponsoring events help drive consumers mindset to associate us with other like minded brands (magazine or sports event) and reinforces our brand image. The above approach is consistent with the success of other beverage compani from Red Bull to Rock Star energy to Vitamin water and 5 hour energy.

Although we are not dependent on any one customer we are currently in over 5,000 convenience stores, which are served by the distributor McLane. As one of the largest distributors of consumable products in the USA, they do represent a key customer. Tempest Tea Beverages currently has a contractual relationship with its convenience store broker, TNT Marketing. The broker has a guaranteed minimum monthly retainer of the greater of $2000 or 5% of sales in the convenience store channel. Tempest Tea Beverages also is contracted with Plan B partners in Puerto Rico for 5% of sales of product in Puerto Rico. Other such brokerage arrangements will be made from time to time. Tempest Tea Beverages has a relationship with an independent contractor, Steve Mokate for 2% of gross sales on the accounts under his management. This contract expires June 30, 2008. As stated previously, 2% of sales will be paid t Tealife, LP as a royalty payment for use of trademarks until such time the asset purchase and start up costs are paid c to Tealife, LP.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of ____/____/____ $__________
(a recent date)
As of ____/____/____ $__________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal o. cyclical, explain.

Tempest Tea Beverages has no backlog of written firm orders for products and/or services as of October 1, 2006 nor has it had any such backlog in the past. Tempest Tea Beverages is trying to build new product distribution revenues through its relationships and its business is not of the type that will have a backlog of orders.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrati\ etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefit: or incentive arrangements the Company has or will have with its employees.*

Current numbers of full time salaries employees are 3 in Operations/Sales. Anticipated number of full time employee: within 12 months will be 8 to include Sales, Operations, Human Resources, General Management and Marketing. Th company has had no strikes in the past three years. Current commission structure is based on sales and currently has medical insurance reimbursement. Company will also implement 401K investment options.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, includi. the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

Tempest Tea Beverages main office is a 1,700 sq. foot sub-leased location in Dallas TX. Lessee is Tealife, LP. Current lease expires December, 2008 and monthly payment is currently approximately $4,800. This facility is used to coordinate sales and operations and logistical flow, although no actual Tempest Tea Beverage revenue is developed inside this location. Tempest Tea Beverages also subleases warehouse space from Dallas Transfer, a Dallas Texas warehouse and 3rd party logistics company. Space and terms are determined by the actual amount of pallets on hand the end of every month. All manufacturing is outsourced to contract packers and no manufacturing equipment is owned or leased by the company.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrigh trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

The names of all products and slogans are trademarked and all trademarks are property of Tealife, LP. There is an exclusive agreement between Tealife, LP and Tempest Tea Beverages that gives Tempest Tea Beverages the exclusive right to use, sell and distribute all ready to drink products under the Tempest Tea brand name. Tempest Tea Beverages can purchase the trademarks from Tealife, LP under the purchase agreement (see below). The name "Tempest Tea" is also a trademark of Tealife, LP, however Tempest Tea Beverages does NOT have an option to purchase this currently.

Formulations are proprietary although "knock offs" of listed ingredients in taste profile can be created and is difficult to enforce unless the name and packaging is similar. Key employees are under confidentiality agreements.

Tempest Tea Beverages has exclusive use of the trademarks for Green U, Tead UP, Bliss and Teavive as well as future Tempest Tea ready to drink beverages as long it maintains general terms of the agreement including, maintaining quality in production, maintains financial viability, and maintains royalty payments of 3% of gross revenues. Tempe Tea Beverages has a right to outright purchase the above trademarks for $750,000 and upon doing so will have complete ownership of the marks as well as continued right to use of the name Tempest Tea on branded ready to drin products. Tempest Tea Beverages itself has spent no money on Research and Development. All R & D was funded outside the company under agreement with Tealife, LP. Products will continue to be developed outside the company

with Tempest Tea Beverages retaining exclusive right to production/distribution per the royalty agreement as outline(above.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

All products are subject to regulation of Texas Department of Health Services, the Federal Drug Administration and United States Department of Agriculture as they are consumable products. Failure to meet regulations of aforementioned entities can result in fines applied or closure of company in the event of continued failure to meet regulations.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

The Company does not have any subsidiaries.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discus any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

Company was spun off from Tealife, LP in September of 2007 as TTRTD, LP. In preparation for this offering the company changed its corporate structure and name to TT Beverages, LLC and then to TT BEV Inc. There are no pending mergers, acquisitions or spinoffs.

(a) *If the Company was not profitable during its last fiscal year, list below in chronological order the events which i management's opinion must or should occur or the milestones which in management's opinion the Company mus or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

Event or Milestone	**Expected manner of Occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
l) Hire additional management	**Recruitment**	**Ongoing throughout 2008**
!) Double USA distribution	**Signing major distributor**	**Within the next 12 months**
3) Increase international ;tribution	**Reaching licence agreement with Asian company. Additional promotion in Australia and Caribbean**	**2009**

(b) *State the probable consequences to the Company of delays in achieving each of the events or milestones within t above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)*

Failure to obtain a National Sales Director and Marketing director in a timely fashion will significantly impact our ability to reach our second milestone of doubling growth. This could lead to product stagnation and weaken the

company substantially. It is why seeking these positions post funding is our top priority.

Succeeding in obtaining the management positions but failing to double growth could negatively impact cash flow resulting in the need for additional funding.

Not obtaining milestone number three would delay profitability and international sales is indeed a major avenue foı growth we are targeting.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $(730,277) **($(0.020) per share)**

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Offering Price Per Share / *Net After-Tax Earnings Last Year Per Share*	=	________ (*price/earnings multiple*)

Not Applicable

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

Total $(573,816.23) **($(0.016) per share)**

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

Not Applicable

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of*

any convertible securities offered in this offering.)

If the maximum is sold: **39.30%**

If the minimum is sold: **Open**

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If the maximum is sold: **$2,300,000**

If the minimum is sold: **Open**

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: Nil. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $*Nil .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

TT Bev Inc.
Pro-forma Balance Sheet Upon Sale of 23,000,000 Common Shares at $0.10 Per Share

	March 31 2008	Pro-forma Adjustments		Pro-forma March 31,2008
Assets				
Current assets				
Cash in banks	$ 21,736	$ 2,070,000	(A)	2,091,736
Accounts receivable	22,798			22,798
Inventory	147,818			147,818
Total current assets	192,352	2,070,000		2,262,352
Property and equipment, net	50,977	200,000	(B)	250,977
Intangible asset, net	11,804			11,804
Other assets	13,061			13,061
Total assets	268,194	2,270,000		2,538,194
Liabilities and Equity				
Current liabilities				
Notes payable	300,000			300,000
Line of credit	392,258			292,258
Accounts payable	347,196			347,196
Due to related parties	40,666			40,666
Total current liabilities	1,080,120			1,080,120
Note payable				
Total liabilities	1,080,120			1,080,120
Equity				
Common stock 150,000,000 shares authorized, Par value $.0001, 35,516,250 shares issued and outstanding And 58,516,250 (pro-forma total)	35,516	23,000	(C)	58,516
Paid-in capital	894,975	2,247,000	(C)	3,141,975
Accumulated losses	(1,742,417)			(1,742,417)
Total equity	811,926	2,270,000		1,458,074
Total liabilities and equity	$ 268,194	$ 2,270,000		$ 2,538,194

(A) $2,070,000 of the proceeds will be used for the payment of operating expenses of the Company, including the payment of executive salaries totalling $500,000.
(B) $200,000 of the proceeds will be used to purchase machinery and equipment including computer hardware and software.
(C) Proceeds totalling $2,270,000 net of $30,000 commission from sale of 23,000,000 shares at $.10.

Descriptions:

Equipment Purchase: Product Printing/Binding and Packaging, Post Production Hardware/Software, Camera & Equipment Rental Fees
Programming: Production of Programming for Broadcast, Media Time, Post Production,
Marketing and Sales: Materials, Fulfillment, Travel, Web Site Design and Hosting, Advertising, Promotional Items, Personnel
Operating Capital: Executive Salaries, Rent, Phones, Staff, Insurance, Travel, Ongoing Legal and Accounting, Operating Overhead including Materials and Supplies
Unallocated Uses: Contingency for unforeseen expenses, costs that do not fall under one of the above specific categories
If the Company does not raise the minimum amount stated in this offering, investors will promptly receive a refund of their investment. Please see item #24 for a full description regarding how your funds will be held and how your funds will be returned if the minimum amount is not reached.

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the**

offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.
There is a minimum amount of proceeds that must be raised. We are offering up to a total of 23,000,000 shares of common stock on a best efforts basis, to 23,000,000 shares maximum. The offering is being made through the Company's CEO,.Everything above the minimum will be set as follows:
The proceeds from the sale of securities pursuant to this Form 1-A will be used on a pro-rata basis.

10. *(a)* *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

No material part of the proceeds of this offering is to be used to discharge indebtedness.

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

No material amount of proceeds is to be used to acquire assets at this time, other than in the ordinary course of business. No assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates.

(d) *If any amount of the proceeds is to be used to reimburse any*

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

None of the proceeds are to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise. There does exist a current account payable to Tealife, LP for payments made on Tempest Tea Beverages behalf including but not limited to inventory, retainers and warehouse/logistics costs.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

Assuming Tempest Tea Beverages receives its maximum funding it is not having nor does it anticipate having within the next 12 months any cash flow or liquidity problems and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Tempest Tea Beverages to make payments. No significant amount of the Company's trade payables have been paid within the stated trade term. Tempest Tea Beverages is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from the maximum offering will satisfy Tempest Tea Beverages cash requirements for the next 12 months, and it will not be necessary to raise additional funds to meet its cash requirements for that time period. Furthermore, Tempest Tea Beverages anticipates that these funds will be successfully invested and used to create ongoing yearly profits hereafter.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	March 31 2008	Pro-forma Adjustments	Pro-forma March 31,2008
Assets			

Current assets				
Cash in banks	$ 21,736	$ 2,070,000	(A)	2,091,736
Accounts receivable	22,798			22,798
Inventory	147,818			147,818
Total current assets	192,352	2,070,000		2,262,352
Property and equipment, net	50,977	200,000	(B)	250,977
Intangible asset, net	11,804			11,804
Other assets	13,061			13,061
Total assets	268,194	2,270,000		2,538,194

Liabilities and Equity

Current liabilities				
Notes payable	300,000			300,000
Line of credit	392,258			292,258
Accounts payable	347,196			347,196
Due to related parties	40,666			40,666
Total current liabilities	1,080,120			1,080,120
Note payable				
Total liabilities	1,080,120			1,080,120

Equity

Common stock 150,000,000 shares authorized, Par value $.0001, 35,516,250 shares issued and outstanding And 58,516,250 (pro-forma total)	35,516	23,000	(C)	58,516
Paid-in capital	894,975	2,247,000	(C)	3,141,975
Accumulated losses	(1,742,417)			(1,742,417)
Total equity	811,926	2,270,000		1,458,074
Total liabilities and equity	$ 268,194	$ 2,270,000		$ 2,538,194

(A) $2,070,000 of the proceeds will be used for the payment of operating expenses of the Company, including the payment of executive salaries totalling $500,000.
(B) $200,000 of the proceeds will be used to purchase machinery and equipment including computer hardware and software.
(C) Proceeds totalling $2,270,000 net of $30,000 commission from sale of 23,000,000 shares at $.10.

Number of preferred shares authorized to be outstanding: **N/A**

Number of Class of Preferred	Par Value Shares Authorized	Per Share

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **None.**

If the Company does not raise the minimum amount stated in this offering, investors will promptly receive a refund of their investment. Please see item #24 for a full description regarding how your funds will be held and how your funds will be returned if the minimum amount is not reached.

DESCRIPTION OF SECURITIES

14 *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
*[ ] Other:*____

15 *These securities have:*

Yes	*No*	
[X]	*[ ]*	*Cumulative voting rights*
[ ]	*[X]*	*Other special voting rights*
[ ]	[X]	*Preemptive rights to purchase in new issues of shares*
[ ]	[X]	*Preference as to dividends or interest*
[ ]	[X]	*Preference upon liquidation*
[ ]	[X]	*Other special rights or preferences (specify):*

16. Are the securities convertible? [X] Yes [ ] No
If so, state conversion price or formula.
Date when conversion becomes effective: ***01/ 31 / 2008***

*Date when conversion expires: **01/31/2009.***

17. *(a If securities are notes or other types of debt securities: (notes......)*

(1) *What is the interest rate? __**12**__ %*
*If interest rate is variable or multiple rates, describe: __**Per Annum**__*

(2) *What is the maturity date? __**01 / 31 / 2008**__*
If serial maturity dates, describe: ____________

(3) *Is there a mandatory sinking fund?* *[ ] Yes [**X**] No*

Describe: ____________

(4) *Is there a trust indenture?* *[ ] Yes [**X**] No*

Name, address and telephone number of Trustee

(5) *Are the securities callable or subject to redemption?* *[ ] Yes [**X**] No*

Describe, including redemption prices: ____________

(6) *Are the securities collateralized by real or personal property?* [ ] Yes [**X**] No

Describe: ____________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______0_____
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____0_____
How much indebtedness is junior (subordinated) to the securities? $ _______0_____

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro

forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable.

18. If securities are Preference or Preferred stock:

Non Applicable

Are unpaid dividends cumulative?	*[ ] Yes [X] No*
Are securities callable?	*[ ] Yes [X] No*

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

No.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___________

Not Applicable.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no selling agents in this offering. The offering will be completed by a direct offering to the investors.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not Applicable

23. Describe any material relationships between any of the selling agents or finders and the Company or . its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not Applicable

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The Offering Will Be Sold By Our Officers

We are offering up to a total of 23,000,000 shares of common stock on a best efforts basis, with an open number of shares minimum to 23,000,000 shares maximum. The offering is being made through the Company's Officers. The offering price is $0.10 per share. There is no minimum investment criterion for the purchase of company stock. All money received from the offering will be immediately used by us and there will be no refunds. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose to do so. Funds from this offering will be placed in a separate bank account at Wells Fargo Bank N.A., The funds will be maintained in the separate bank until we will remove those funds and use the same as set forth in the Use of Proceeds section of this prospectus. This account is not an escrow, trust or similar account. Your subscription will only be deposited in a separate bank account under our name. An Account will be established that is tied to the Client-Trust Account of Applbaum & Zouvas, our attorney, Wells Fargo Bank N.A.; ABA#121000248, Acct # 8759190112.

As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment. Any funds received by us will immediately used by us. There are no finders involved in our distribution. Officers, directors, affiliates or anyone involved in marketing the shares will not be allowed to purchase shares in the offering. You will not have the right to withdraw your funds during the offering. You will only have the right to have your funds returned if there would be a change in the material terms of the offering. The following are material terms

that would allow you to be entitled to a refund of your money:

- **o extension of the offering period beyond 180 days;**
- **o change in the offering price;**
- **o change in the offering to implement a minimum sales requirement;**
- **o**
- **o**

If the changes above occur, any new offering may be made by means of a post-effective amendment. If changes in the terms of the offering occurs, subscribers will receive a prompt return of their funds.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No*

Non Applicable

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Non Applicable

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

Non Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Non Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.	**Brian Rudman:**	*Title: <u>Chief Executive Officer / President</u>*
	Name: <u>Brian Rudman</u>	**Age: 41**
	Office Street Address: **<u>5600 W.; Lover Lane # 111 Dallas, TX 75209</u>**	**Telephone No.:** **(214)351-4832**

<u>Brian Rudman</u>

Brian attended Northwestern University, where he was also a known campus leader. He attended medical school at the University of Missouri, then returned to Northwestern University for a residency in Anesthesiology. There, Brian was selected to serve as Chief Resident.

After residency, Brian joined North Texas Anesthesia Consultants. He was appointed to the Executive Committee while still an associate, and within three years of joining became President of the group. After negotiating a series of business mergers, Brian continued to serve as President of his division, while also serving on the Board of Directors for the new corporation, Pinnacle Anesthesia Consultants, which earned over $110 million in annual revenue. Brian was considered a key member of the Board and took a leadership role in issues related to corporate governance, finance and antitrust. In 2002, Brian led his division in a break from the corporation, taking sole responsibility for selecting new management, financial institutions and attorneys. Having stepped down as President in 2003, Brian tackled the new business challenge of Tempest Tea.

Tempest Tea was founded in 2003 with the mission of creating the dominant global brand of tea. It opened its first retail / beverage café in December of that year and the following year, upon the request of several businesses, began to distribute its offerings wholesale. This program expanded from its loose leaf teas and chais, to organic, full leaf teabags. In 2005 Tempest Tea launched its first ready to drink product Green U, a caffeine free green tea energy drink. This beverage gained placement nationally and internationally and additional ready to drink skus were designed and created. In 2007, this ready to drink section was spun off into a separate entity, under the direction of Dr. Rudman, called TT-RTD, LP. This partnership was converted to TT Bev, INC in 2008, where Brian manages as CEO.

Experience

1. **CEO**
   Tempest Tea
   (Partnerhip / Corporation ; 11-50 employees ; Retail industry)
   July 2003 -- Present (5 years)

Founder, Concept creator, and architect of the brand.

2. Anesthesiologist, Director
North Texas Anesthesia Consultants
(Partnership ; 11-50 employees ; Medical Practice industry)
July 1996 – Present (12 years)

3. President
North Texas Anesthesia Consultants
(Privately Held ; 11-50 employees ; Medical Practice industry)
January 1999 – September 2003 (4 years 9 months)
Led a spinoff of prior Anesthesia practice group including hiring of legal, financial and management teams, assembling board of directors and negotiating managed care contracts.

4. Director
Pinnacle Anesthesia Consultants
(Partnership ; 201-500 employees ; Medical Practice industry)
January 1999 – January 2002 (3 years 1 month)
Board member contrarian. Fought and led dissent on matters of antitrust, expense allocation, and business model management.

Education

Northwestern University
Post Doc, Anesthesiology, July 1992 – June 1996
Routinely worked 80-100+ hour work weeks. In addition to this workload had responsibility of organizing emergency call schedule of 60 residents scattered across 5 hospitals.
Activities and Societies: Selected Chief Resident 1996
Coordinated weekend course on "The Business Side of Medicine" 1995

Northwestern Univerisity
BA, English and European History, September 1984 – June 1992
Activities and Societies: Chairman Students Against Multiple Sclerosis
Finance Chairmen Zeta Beta Tau
Crew Team

University of Missouri
MD, Medicine, August 1988 – May 1992

32. Other Key Personnel:

Steve Mokate (Sales Advisor)

Steve Mokate has more than 20 years of experience in consumer sales. An accomplished sales manager, his vision and expertise in the industry has allowed for great success in all classes of trade including grocery, convenience store, natural grocery, military and club stores.

Offering a rare blend of creative and operational strengths, Steve is recognized for his success

in growing sales and profits. His strategic approach to building a brand is reflected in his work as western regional sales manager of San-J International, as vice president of sales at Bakers Breakfast Cookies and as national sales manager at Sorbee International. He has the ability to quickly deliver impressive bottom-line results.
At San-J International, Steve delivered excellent growth results each year with the company. In 2006, his region finished +7% for the year; in 2005, the business was up 15%. Prior to his arrival the region had not shown any upturn in many years. Under his direction the western region experienced record profitability through brand revitalization that included major shifts in brand strategy, operations, product design, packaging, marketing communications, and point-of-sale merchandising.

Steve also had significant impact on profitability and growth at Baker's Breakfast Cookies during a one-year contractual position. His main objective was to bring the brand to the mainstream grocery market. He hired, trained, motivated and managed 20 broker organizations. He also developed the company's sales materials and assisted with new product development.

As national sales manager at Sorbee International, Steve was responsible for the creation of their specialty division. Under his direction, the company developed 30 new products for the specialty foods market. He hired 21 specialty brokers, designed all the sales materials, and initiated the launch into the specialty food trade. Within 2 years 25 specialty distributors purchased the brand and 100 grocery chains were secured with an average placement of 13 items. Sorbee's specialty division went from $0 to over $3mil in sales within 3 years.

Steve Mokate's exceptional track record of business improvement is based on his ability to quickly identify opportunities and diagnose sales and growth strategies that allow his goals to be met. He has a history of being a manager who hits the ground running and delivers results very quickly. Steve also has very strong relationships with the best brokers and distributors in the United States.

DIRECTORS OF THE COMPANY

33. *Number of Directors:* __**2 (TWO)**__. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

YES

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name:
__**Robert Feeback**__ Age: __**50**__

Title:
__**Director**__

Office Street Address: __**Two Lincoln Centre, 5450 LBJ Freeway, Suite**__

Telephone No.: __**(972) 490-2352**__

<u>1450, Dallas, TX 75240</u> ______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

<u>Robert Feeback Bio</u>

Robert Feeback is a senior executive with 27 years of experience in sales, marketing, general management, and consulting. He has directed operating divisions with two large industry leaders producing over $200 million in annual gross revenue. His areas of expertise include organizational design and effectiveness, business process outsourcing, establishing partnerships and strategic alliances, and mergers & acquisitions.

Mr. Feeback is presently the Managing Partner of Summit Advisory Partners an affiliate of the Beta Capital Group. In this role, "Rob" oversees the company's execution of best practices and investment strategies for the emerging business segment. Summit provides merger & acquisition and business acceleration services to emerging companies generating between $1mm and $20mm in annualized revenue.

Prior to joining Summit Advisory Partners, Mr. Feeback was the Senior Vice President and Benefits Outsourcing Practice Leader for Hewitt Associates' Southwest market unit and the Central Area Vice President for Coca-Cola North America. In these roles Mr. Feeback was responsible for guiding a large HR services practice and a $220mm U.S. consumer products division.

Mr. Feeback received his Bachelors degree from West Texas State University and presently serves on the Board of Directors for the Plano Sports Authority and My Vintage Baby, Inc.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[**X**] Yes [ ] No Explain:

Mr. Feeback has extensive knowledge of the beverage industry, distribution systems and classes of trade based upon his 20 year stint with the Coca-Cola Company

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Mr. Feeback has no precautions and is free from any claims relating to his 20 year tenure at Coca-Cola Company.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Company is currently in operation.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Non Applicable

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

Non Applicable

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

Non Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Brian Rudman	5600 W. Lovers Lane # 111 Dallas, TX 75209	Common Shares	$0.20	6,807,127	19.17%	6,807,127	10.55%

Telephone No. (214) 351-4832
Principal occupation: Active practicing Physician, CEO / President Tempest Tea Beverages, Inc.,

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Jody Rudman	5600 W. Lovers Lane # 111 Dallas, TX 75209	Common Shares	$0.20	6,807,127	19.17%	6,807,127	10.55%

Telephone No. (214) 351-4832
Principal occupation: Attorney

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
The Rudman Group, LLC	5600 W. Lovers Lane #111, Dallas, TX 75209	Common Shares	$0.20	7,103,250	20.00%	7,103,250	11.01%

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 20,717,504 shares (58.34 % of total outstanding)

After offering:
a) Assuming minimum securities sold: Not Applicable
b) Assuming maximum securities sold: 23,000,000 shares

(Assume all options exercised and all convertible securities converted.)

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Brian Rudman	5600 W. Lovers Lane # 111 Dallas, TX 75209	Common Shares	$0.20	6,807,127	19.17%	6,807,127	10.55%

Telephone No. (214) 351-4832
Principal occupation: Active practicing Physician, CEO / President Tempest Tea Beverages, Inc.,

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Jody Rudman	5600 W. Lovers Lane # 111 Dallas, TX 75209	Common Shares	$0.20	6,807,127	19.17%	6,807,127	10.55%

Telephone No. (214) 351-4832
Principal occupation: Attorney

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
The Rudman Group, LLC	5600 W. Lovers Lane #111, Dallas, TX 75209	Common Shares	$0.20	7,103,250	20.00%	7,103,250	11.01%

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 20,717,504 shares (58.34 % of total outstanding)

After offering:
a) Assuming minimum securities sold: Not Applicable
b) Assuming maximum securities sold: 23,000,000 shares

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

As of the date of this filing, Brian and Jody Rudman are husband and wife and jointly the partners in The Rudman Group, LLC.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Non Applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Non Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Non Applicable

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

A salary will be paid to Brian Rudman as CEO upon funding of the company.

(c) If any employment agreements exist or are contemplated, describe:

Non Applicable

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: _________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:*

Non Applicable

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.*

Non Applicable

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

Non Applicable

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

Business is sustainable regardless of termination. Beverage industry personal are readily available in the marketplace.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key*

personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There is currently no outstanding litigation past, pending, or threatened, which we foresee to have a material effect on the Company's business.

FEDERAL TAX ASPECTS

44. *If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.*

Non Applicable

Name of Tax Advisor:

____

____

Address:

____

____

Telephone No.

(___)___-

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. *Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.*

There are no other material factors.

FINANCIAL STATEMENTS

46. *Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.*

Financials attached as Exhibit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

The losses are due to start up expenses and initial inventory purchases ahead of sales. The next step is to hire a veteran sales and marketing team that over time will augment sales and lead to a profitable company.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

Upon funding we expect to significantly increase sales by hiring an experienced national sales director, spending significant funds on marketing (which has not been done to this point), and release additional skus to augment sales.

49 *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _**48**_ %. What is the anticipated gross margin for next year of operations? Approximately **42**_ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.*

50. *Foreign sales as a percent of total sales for last fiscal year: __**6**_ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __**94**_ %. Explain the nature of these sales, including any anticipated changes:*

We have launched product with the largest beverage distributor in Puerto Rico as well as distributors in New Zealand and Australia. We have early discussions about distribution into Japan, China, and the Netherlands as well.

(1) Balance Sheet — *as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days*

subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

TT Bev Inc.
Consolidated Balance Sheets
(unaudited)

		March 31,	December 31,	
		2008	2007	2006
Assets				
Current Assets				
Cash in Banks	$	21,736	1,283	70,137
Accounts Receivable		22,798	29,621	--
Inventory		147,818	82,645	104,016
Total Current Assets		192,352	113,549	174,153
Property and equipment, net		50,977	53,161	45,909
Intangible asset, net		11,804	14,583	25,697
Other assets		13,061	13,061	13,061
Total Assets		268,194	194,354	258,820
Liabilities and members' equity				
Current Liabilities			2,442	
Bank overdraft			--	--
Notes Payable		300,000		
Line of credit		392,258	392,258	287,432
Accounts payable		347,196	255,608	149,249
Due to related parties		40,666	40,46	40,282
Total Current Liabilities		1,080,120	690,774	476,963
Note payable		--		--
Total liabilities		1,080,120	690,774	476,963
Equity				
Common Stock 150,000,000 shares authorized, Par value $.001, 35,516,250 shares issued and outstanding		35,516	--	--
Paid-in capital		894,975	1,180,491	728,491
Accumulated lossed		(1,742,417)	(1,676,911)	(946,634)
Total equity		(811,926)	(496,420)	(218,143)
Total Liabilities and equity		268,194	1,94,354	258,820

(2) **Statements of income, cash flows, and other stockholders equity** *—for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.*
Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

TT Bev Inc
Consolidated Statements of Cash Flows
(unaudited)

		March 31, 2008	December 31, 2007	December 31, 2006
Cash flows from operating activity	$	(65,506)	(730,277)	(735,077)
Net loss				
Adjustments to reconcile net loss to net Cash used in operating activities				
Depreciation and amortization		5,319	21,277	19,704
Changes in operating assets and liabilities:				
Accounts receivable		6,823	(29,621)	--
Inventory		(65,173)	21,371	(31,751)
Accounts payable		91,588	106,359	92,123
Net cash used in operating activities		(26,949)	(610,891)	(655,001)
Cash flows used in investing activities:				
Purchase of property and equipment		(356)	(17,415)	(4,757)
Cash flows from financing activities:				
Repayment of advances (to member)		----	184	1,128
Proceeds from issuanance of notes payable		300,000	---	---
Increase bank overdraft		(2,442)	2,442	---
Advances from members		200	---	40,282
Proceeds from lines of credit, net of Repayments		(250,000)	---	---
Capital contributed by members		---	452,000	381,509
Net Cash flows from financing activities		47,758	559,452	680,448
Net increase in cash and cash equivalents		20,453	(68,854)	20,690

Cash and cash equivalents, beginning of year	1,283	70,137	49,447
Cash and cash equivalents, end of year	21,736	1,283	70,137
Supplemental disclosure information:			
Interest paid	14,317	48,662	2,762
Income taxes paid	--	--	--

See accompanying notes to compiled financial statements

TT Bev Inc.
ConsolidatedStatement of Operations**
(Unaudited)

	For the year ended December 31,		
	2008	2007	2006
Sales, net of discounts and allowances	$ 132,542	$ 654,905	$ 493,013
Cost of Goods Sold	74,579	654,928	437,829
Gross Profit	57,963	8,977	55,184
Selling, general and administration expenses			
Salaries and wages	41,634	194,310	268,027
Sales Commisions	8,504	36,111	
Marketing	13,025	94,459	93,477
Management fees	--		48,000
Travel, meals and entertainment		20,330	43,712
Rent	9,998	63,546	56,021
Insurance	1,393	28,563	29,708
Utilities	1,546	11,172	22,111
Taxes and licenses	2,694	37,608	27,186
Postage and delivery		7,895	21,150
Printing		10,936	25,591
Professional fees	5,354	80,793	51,855
Legal Settlement	2,500		
Office supplies	4,404	6,161	18,905
Contract labor		35,342	6,499
Communications	1,911	8,910	7,752
Dues and subscriptions	200	1,452	8,078
Credit Card fees		12,104	11,797

Graphic design	1,700	--	11,199
Trade show and member fees		6,000	--
Depreciation and amortization	5,319	21,277	19,704
Other	8,970	13,313	15,727
Total selling, general and administrative Expenses	109,152	690,592	787,499
Income from operations	(51,189)	(681,615)	(732,315)
Interest expense	14,317	48,662	2,762
Net income	(65,506)	(730,277)	(735,077)

TT Bev Inc.
Consolidated Statements of Changes in Equity
(Unaudited)

	Number of Shares	Common Stock	Paid-in Capital	Accumulated Losses	Total
Balance, December 31, 2005	--	$ --	$ 346,982	$ (211,557)	$ 135,425
Capital contributions	--	--	381,509	--	381,509
Net loss for the year	--	--	--	(735,077)	(735,077)
Balance, December 31, 2006	--	--	728,491	(946,634)	(218,143)
Capital contributions	--	--	452,000	--	452,000
Net loss for the year	--	--	--	(730,277)	(730,277)
Balance, December 31, 2007	--	--	1,180,491	(1,676,911)	(496,420)
Distributions to purchase Publicly held shell	--	--	(250,000)	--	(250,000)
Effect of recapitalization	35,516,250	35,516	(35,516)	--	--
Net loss for the three Months ended March 31, 2008-07-11	--	--	--	(65,506)	(65,506)
Balance, March 31, 2008	35,516,250	$ 35,516	$ 894,975	$ (1,742,417)	$(811,926)

TT Bev Inc.
Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION

TT Bev Inc. ("the Company") was incorporated under the laws of the State of Texas on March 5, 2008. On March 6, 2008 TT Bev Inc. acquired the partnership interests of Tealife, LP, d/b/a Tempest Tea, a Texas limited partnership, and TTRTD, LP d/b/a Tempest Wholesale, a Texas limited partnership for 35,516,250 common shares of TT Bev Inc. The transaction was accounted for as a combination of entities under common control and accordingly, we recorded the merger at historical cost.

The Company owns all of the limited partnership interest of Tealife, LP which in turns owns 80% of TTRTD, LP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, Tealife, LP d/b/a Tempest Tea, and TTRTD, LP d/b/a Tempest Wholesale. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statements of operations. Examples of estimates include depreciation of property and equipment, and amortization of intangible assets. Actual results could differ from those estimates.

FISCAL YEAR

The Company's fiscal year ends December 31.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost on a first-in, first-out basis or market value. Adjustments for potentially excess and obsolete inventory are made based on management's analysis of inventory levels and future sales forecasts.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated using accelerated methods over their estimated useful lives of five to seven years. Leasehold improvements are being depreciated over the term of the lease, excluding option periods. Management believes that the use of the accelerated method instead of the straight line method of depreciation does not significantly affect the recorded depreciation provision or the depreciation allowed. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Upgrades and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

INTANGIBLE ASSETS

Intangible assets subject to amortization include trademarks and other amortizable assets.

SHIPPING AND HANDLING COSTS

The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

ADVERTISING

The Company expenses advertising and marketing costs when they are incurred. Advertising and marketing costs totaled $94,459 and $93,477 for the years ended December 31, 2007 and 2006 respectively.

GOING CONCERN

As shown in the accompanying financial statements, the Company incurred net losses of $65,506, $730,277 and $735,077 during the three month period ended March 31, 2008 and for the years ended December 31, 2007, and 2006 respectively. As of March 31, 2008, the Company's current liabilities exceeded its current assets by $811,926. These factors create an uncertainty about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

The Company anticipates raising capital through the issuance of debt or equity securities. However, there is no assurance that the Company will be able to obtain additional funding through the issuance of equity or debt securities or that such funding, if available will be obtained on terms favorable to or affordable by the Company.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, the sale has occurred and the product is delivered, and collectability is reasonably assured.

TT Bev Inc.
Notes to Financial Statements

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2007	2006
Computer, Software & Equipment	$ 25,276	$ 21,697
Furniture & Equipment	94,717	80,973
Signage	4,695	4,603
Total office equipment, furniture, and fixtures	$ 124,688	$ 107,273
Leasehold Improvements	40,335	40,335
Accumulated Depreciation	(111,862)	(101,699)
Total	**$ 53,161**	**$ 45,909**

N0TE4 – LEASES

The Company's main office is a 1,700 sq, foot sub-leased location in Dallas, Texas. The current lease expires December, 2008 and monthly payment is currently approximately $4800.00. This facility is used to coordinate sales and operations and logistical flow, although no actual Tempest Tea revenue is developed inside this location. The Company also subleases warehouse space from a Dallas Texas warehouse and third party logistics company. Space and terms are determined by the actual amount of pallets on hand at the end of every month. All manufacturing is outsourced to contract packers and no manufacturing equipment is owned or leased by the company.

NOTE 5 - BANK CREDIT LINE

The Company has maintained a line of credit with a bank that provides for borrowings up to $350,000 at a variable interest rate of prime plus 1%. The line of credit is secured by accounts receivable and the personal guarantee of five Limited Partnership members. The balance at December 31, 2007 and 2006 was $350,000 and $244,000 respectively.

The Company has a line of credit with a credit card company. The line of credit has no defined repayment terms, and is not collateralized. The interest rate is variable with prime. The balance at December 31, 2007 and 2006 was $42,258 and $43,432 respectively.

NOTE 6 – NOTES PAYABLE

On January 31, 2008 the Company issued a note payable in the amount of $50,000. The note is due in full within thirty days following the written demand of the holder. Upon anticipation that the Company will enter into an agreement to acquire a publicly-traded company and reorganize the note was issued with rights of conversion into common stock of the acquired company. The note payable is collateralized by substantially all of the assets of the Company.

On February 28, 2008, the Company issued a note payable in the amount of $250,000. The note proceeds were used to acquire a publicly-traded shell company with which it will reorganize. The note is convertible into common stock of the Company after reorganization at the lesser of a 50% discount to the average bid price for the shares of the common stock of the Company as quoted on the pink sheet electronic quotation system or three cents ($.03) per share. The note payable is collateralized by substantially all of the assets of the Company.

The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

ADVERTISING

The Company expenses advertising and marketing costs when they are incurred. Advertising and marketing costs totaled $67,739 and $93,477 for the years ended December 31, 2007 and 2006 respectively.

GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $719,193 during the year ended December 31, 2007, and as of that date, the Company's current liabilities exceeded its current assets by $572,979. These factors create an uncertainty about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

The Company anticipates raising capital through the issuance of debt or equity securities. However, there is no assurance that the Company will be able to obtain additional funding through the issuance of equity or debt securities or that such funding, if available will be obtained on terms favorable to or affordable by the Company.

INCOME TAXES

The Company is a Limited Partnership under the Internal Revenue Code. A Limited Partnership is not subject to federal or state income tax therefore, no provision for federal or state income tax is required. "Taxable Income" is distributed to its partners.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, the sale has occurred and the product is delivered, and collectability is reasonably assured.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2007	2006
Computer, Software & Equipment	$ 25,276	$ 21,697
Furniture & Equipment	94,717	80,973
Signage	4,695	4,603
Total office equipment, furniture, and fixtures	$ 124,688	$ 107,273
Leasehold Improvements	40,335	40,335
Accumulated Depreciation	(111,862)	(101,699)
Total	**$ 53,161**	**$ 45,909**

Tealife, LP d/b/a Tempest Tea
Notes to Financial Statements

N0TE4 – LEASES

The Company's main office is a 1,700 sq, foot sub-leased location in Dallas, Texas. The current lease expires December, 2008 and monthly payment is currently approximately $4800.00. This facility is used to coordinate sales and operations and logistical flow, although no actual Tempest Tea revenue is developed inside this location. The Company also subleases warehouse space from a Dallas Texas warehouse and third party logistics company. Space and terms are determined by the actual amount of pallets on hand at the end of every month. All manufacturing is outsourced to contract packers and no manufacturing equipment is owned or leased by the company.

NOTE 5 - BANK CREDIT LINE

The Company has maintained a line of credit with a bank that provides for borrowings up to $350,000 at a variable interest rate of prime plus 1%. The line of credit is secured by accounts receivable and the personal guarantee of five Limited Partnership members. The balance at December 31, 2007 and 2006 was $350,000 and $244,000 respectively.

The Company has a line of credit with a credit card company. The line of credit has no defined repayment terms, and is not collateralized. The interest rate is variable with prime. The balance at December 31, 2007 and 2006 was $42,258 and $43,432 respectively.

NOTE 6 – INVESTMENT IN LIMITED PARTNERSHIP

In 2007, the Company acquired an 80% interest in a Limited Partnership and accounts for the investment using the equity method. The following information summarizes the activity of the Limited Partnership for its' initial period beginning August 1, 2007 and ending December 31, 2007:

Total assets	$28,396
Total liabilities	83,819
Deficit	(55,423)
Revenues	138,925

Net loss (55,423)

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

Not Applicable

(a) *Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:*
- *(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or*
- *(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.*

(b) *A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.*

(c)
- *(i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.*
- *(ii) These financial statements need not be audited.*
- *(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.*
- *(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.*

(d) *If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.*

(e) *This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.*

(4) **Pro Forma Financial Information.**

(a) *Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);*
- *(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;*
- *(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of*

accounting has occurred or is probable.

(b) *The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).*

(c) *Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:*

- *(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or*
- *(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.*

PART III — EXHIBITS

EXHIBIT INDEX

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of

exhibits.

Instructions:

1. *Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.*
2. *If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.*
3. *Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.*

Underwriting Agreement *— Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.*
Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.
Instruments defining the rights of security holders —

(a) *All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.*

(b) *The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.*

Subscription agreement *— The form of any subscription agreement to be used in connection with the purchase of securities in this offering.*

Voting trust agreement — Any voting trust agreements and amendments thereto.
Material contracts

(a) *Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.*

(b) *If the contract is such as ordinarily accompanies the kind of business conducted by the*

issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

***Material foreign patents** — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.*

***Plan of acquisition, reorganization, arrangement, liquidation, or succession** — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.*

***Escrow agreements** — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.*

Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

Sales Material — Any material required to be filed by virtue of Rule 256.

"Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.

Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.
Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

INDEX TO EXHIBITS

EXHIBIT INDEX

Description of Exhibits

(1) Underwriting Agreement

(2) Charter and By-Laws

(3) Instruments Defining the Rights of Security Holders

(4) Subscription Agreement

(5) Voting Trust Agreement

(6) Material Contracts

(7) Material Foreign Patents

(8) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

(9) Escrow Agreements

(10) Consents

(11) Opinion re Legality

(12) Sales Materials

(13) "Test the Water" Material

(14) Appointment of Agent for Service of Process

(15) Convertible Notes

(16) Additional Exhibits

Exhibit (1) *Underwriting Agreement* *E-1*

Not Applicable.

Exhibit (2) *Charter and By-Laws* *E-2*

BYLAWS

OF

TT BEV, Inc.

ARTICLE I

Shareholders

Section 1.1. Annual Meetings. An annual meeting of shareholders shall be held for the election of directors on a date and at a time and place either within or without the State of Texas fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting, except as limited by any notice or other requirements under the Texas Business Organizations Code.

Section 1.2. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors or the holders of shares entitles to cast not less than 10% of the votes at the meeting, such meeting to be held on a date and at a time and place wither within or without the State of Texas as may be stated in the notice of the first meeting.

Section 1.3. Notice of Meetings. Whenever shareholders are required or permitted to take action at a meeting a written notice of the meeting shall be given not less than ten (10) nor more than sixty (60) day before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include a list of the names of the nominees intended at the time of the mailing of the notice to be presented by the Board for election.

Notice of a shareholders' meeting or any report shall be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of such shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

Section 1.4. Adjournments. When a shareholders' meeting is adjourned to another time or place, except as otherwise provided in this Section 1.4, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 1.5. Validating Meeting of Shareholders, Waiver of Notice. The transactions of any meeting of shareholders, however called and noticed and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is presented either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice to not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting or approval of the minutes thereof, except as required by the Texas Corporation Law.

Section 1.6. Quorum. A majority of the shared entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken) other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, an meeting of shareholders may be adjourned from time to time by the vote of a majority of the shared represented either in person or by proxy, but no other business may be transacted, except as provided in this Section 1.6.

Section 1.7. Organization. Meetings of shareholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.8. Voting. Unless otherwise provided in the articles of incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholders approving vote is with respect to all shares such shareholder is entitled to vote.

At each election for directors every shareholder entitled to vote at such election shall have the right (a) to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote for or (b) subject to the next sentence, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by his shares shall equal, or by distributing such votes on the same principle among any number of such candidates. Cumulative voting shall not be allowed in an election of directors unless a shareholder who intends to cumulate his votes shall have given written notice of such intention to the secretary of the corporation on or before the day preceding the election at which such shareholder intends to cumulate his votes. All shareholders entitles to vote cumulatively may cumulate their votes if any shareholder gives the written notice provided for herein.

Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by Texas law or by the articles of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as other wise provided by Texas law or by the articles of incorporation or these bylaws.

Section 1.9. Shareholders Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after the expiration of eleven months from the date there of unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section 1.9. Such revocation may be effected by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the proxy prior and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.10. Inspectors. In advance of any meeting of shareholders the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof.

Section 1.11. Fixing Date for Determining of Shareholders of Record. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote or to express consent to corporate action in writing without a meeting or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which will not be more than sixty nor less than ten days prior to the date of such meeting nor more than 60 days prior to any other action.

If no record date is fixed: (1) the record date for determining shareholder entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board has been taken, shall be the day on which the first written consent is given; and (3) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto or the sixtieth (60th) day prior to the date of such other action, whichever is later. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 1.12. Consent of Shareholders in Lieu of Meeting. Except as otherwise provided in the article of incorporation or under the Texas Business Organizations Code, any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the corporation shall be managed by, and all corporate powers shall be managed by, and all corporate powers shall be exercised by or under, the Board of Directors, except as otherwise provided in these by-laws or in the articles of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors. The number of directors constituting the first Board of Directors has been fixed in the original articles of incorporation filed with the Texas Secretary of State.

Section 2.2. Election; Term of Office; Resignation; Vacancies. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Any director may resign effective upon giving written notice to the Chairman of the Board, the Secretary of the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Subject to the provisions of the Texas Business Organizations Code, any director may be removed with or without cause ay any time by the shareholders of the corporation at a special meeting called for such purpose. In addition, any director may be removed for cause by action of the Board.

Unless otherwise provided in the articles of incorporation or these by-laws and except for a vacancy caused by the removal of a director, vacancies on the Board may be filled by appointment by the Board. The shareholders may elect a director at any time to fill a vacancy not filled by the Board of Directors.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such places within or without the State of Texas and at such times as the Board from time to time may determine.

Section 2.4. Special Meetings; Notice of Meetings; Waiver of Notice. Special meetings of the Board of Directors may be held at any time or place within or without the State of Texas whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board, if any, or by any two directors. Subject to greater notice requirements set for the in the Texas Business Organizations Code, special meetings shall be held on five days' notice by mail or 48 hours' notice delivered personally or by telephone, telegraph or any other means of communication authorized by the Texas corporation law. Notice delivered personally or by telephone may be transmitted to a person at the director's office who can reasonably be expected to deliver such notice promptly to the director.

Notice of a meeting need not be given to any director who signs a waiver of notice or consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. A notice, waiver of notice, need not specify the purpose of any regular or special meeting of the Board.

Section 2.5. Participation in Meetings by Conference Telephone Permitted. Members of the Board, or any committee designed by the Board, may participate in a meeting of the Board or of such committee, as the case may be, through the use of conference telephone or similar communications equipment permitted by the Texas Business Organizations Code, so long as all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting.

Section 2.6. Quorum; Adjournment; Vote Required for Action. At all meetings of the Board of Directors one-half of the authorized number of directors shall constitute a quorum for the transaction of business. Subject to the provisions of the Texas Business Organizations Code, every act or decision done or made by a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the articles of incorporation or these by-laws shall require a vote of a greater number.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board by the Vice Chairman, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Directors Without a Meeting. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

Section 2.9. Compensation of Directors. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Executive and Other Committees

Section 3.1. Executive and Other Committees of Directors. The Board of Directors, by resolution adopted by a majority of the of the authorized number of directors, may designate an executive committee and other committees, each consisting of two or more directors, to serve at the pleasure of the Board, and each of which, to the extent provided in the resolution but subject to the Texas Business Organizations Code, have all the authority of the Board.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-laws.

ARTICLE IV

Officers

Section 4.1. Officers; Election. As soon as practicable after the annual meeting of shareholders in each year, the Board of Directors shall elect a President, a Treasurer and a Secretary. The Board may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board may deem desirable or appropriate and may give them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

Section 4.2. Term of Office; Resignation; Removal, Vacancies. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of the Chairman of the Board or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.3. Powers and Duties. The officers of the corporation shall have such powers and duties in the management of the corporation as shall be stated in these by-laws or in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Secretary shall have the duty to record the proceedings of the meetings of the shareholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 4.4. Salaries. The salaries, compensation and other benefits, if any, of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the corporation.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

Section 5.1. Forms of Certificates. Every holder in the corporation shall be entitled to have a certificate signed in the name of the corporation by (1) the President, any Vice President, Chairman of the Board or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, of the corporation, certifying the number of shares and the class or series of shares owned by such shareholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any certificate or the issuance of such new certificate.

ARTICLE VI

Records and Reports

Section 6.1. Shareholder Records. The corporation shall keep at its principal executive office or at the office of its transfer agent or registrar a record of the names and addresses of all shareholders and the number and class of shares held by each shareholder.

Section 6.2. Corporate Documents and By-Laws. The corporation shall keep at its principal executive office the original or a copy of the articles of incorporation and by-laws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. The corporation shall, upon the written request of any shareholder, furnish to that shareholder a copy of the articles of incorporation or by-laws as amended to date.

Section 6.3. Minutes and Accounting Records. The minutes of proceedings of the shareholders, the Board of Directors, and committees of the Board, and the accounting books and records shall be kept at the principal executive office of the corporation, or at such other place or places as designated by the Board of Directors. The minutes shall be kept in written form, and the accounting books and records shall be kept in either written form or in a form capable of being converted into written form.

Section 6.4. Inspection by Directors. Subject to applicable Texas law, every director shall have the right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations for purposes relating to his or her status as a director. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 6.5. Annual Report to Shareholders. Subject to the Texas Business Organizations Code, for as long as the corporation has fewer than the number of shareholders specified in the applicable statute, if any, any requirement of an annual report to shareholders is expressly waived. However, nothing in this provision shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the shareholders, as the Board considers appropriate.

Section 6.6. Financial Statements. The corporation shall keep a copy of each annual financial statement, quarterly or other periodic income statement and accompanying balance sheets prepared by the corporation on file in the corporation's principal office for 12 months; these documents shall be exhibited at all reasonable times, or copies provided, to any shareholder on demand.

Section 6.7. Form of Records. Any records maintained by the corporation in the regular course of its business, with the exception of minutes in the proceedings of the shareholders, and of the Board of Directors and its committees, but including the corporation's stock ledger and books of account, may be kept on or, be in the form of magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

Section 7.1. Principal Executive or Business Offices. The Board of Directors shall fix the location of the principal executive offices of the corporation at any place either within or without the State of Texas.

Section 7.2. Fiscal Year. The fiscal year of the corporation shall be determined by the Board of Directors.

Section 7.3. Seal. The corporation may have a corporate seal which shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.4. Indemnification. The corporation shall have the power to indemnify, to the maximum extent and in the manner permitted by the Texas Business Organizations Code (the "Code"), each of its directors, officers, employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

The corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its employees and agents (other than directors and officers) against judgments, fines, settlements, and other amounts reasonable incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.

Section 7.5. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instruments in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 7.6. Dividends. The Board of Directors may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Texas law and its articles of incorporation.

Not Applicable.

Exhibit (4) *Subscription Agreement* *E-4*

23,000,000 Shares

Common Stock

Investing in our ordinary shares involves risks which are described in the "Risk Factors'' section beginning on page 1 of the attached Offering Circular.

	Per Share	Total
Offering Price	**$ 0.10**	**$ 2,300,000**

TT BEV, INC.
A Texas Corporation

REGULATION S
SUBSCRIPTION AGREEMENT

1. SUBSCRIPTION: The undersigned (the "Subscriber") hereby irrevocably offers to purchase ____________ units (the "Units"), as set forth in that certain Private Placement Memorandum of TT Bev Inc., a Texas corporation (the "Company") dated June 26st, 2008, for a total purchase of US $__________________, which amount when and if accepted by the Company, will constitute the payment by the Subscriber of the purchase price for the units.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY SUBSCRIBER: The Subscriber hereby represents, warrants and agrees as follows:

   a. The Units are being purchased by the Subscriber and not by any other person, with the Subscriber's own funds and not with the funds of any other person, and for the account of the Subscriber, not as a nominee or agent and not for the account of any other person. On acceptance of this Subscription Agreement by the Company, no other person will have any interest, beneficial or otherwise, in the Units. The Subscriber is not obligated to transfer the Units to any other person nor does the Subscriber have any agreement or understanding to do so. The Subscriber is purchasing the Units for investment for an indefinite period not with a view to the sale or distribution of any part or all thereof by public or private sale or other disposition. The Subscriber has no immediate intention of selling, granting any participation in, or otherwise distributing or disposing of any Units. The Subscriber does not intend to subdivide the Subscriber's purchase of Units with any person.

b. The Subscriber understands that the Units purchased by it have not been registered under the Securities Act of 1933, as amended (the "Act") in reliance upon exemption contained in Regulation S promulgated under the Act ("Regulation S"), and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings of the Subscriber set forth herein in order to determine the applicability of such exemptions and the Subscriber's suitability to acquire the Units and that the basis for such exemptions may not be present if, notwithstanding the Subscriber's representations, the Subscriber has in mind merely acquiring the Units for resale on the occurrence or nonoccurrence of some predetermined event. The Subscriber has no such intention.

c. The Subscriber, either alone or with the Subscriber's professional advisors (i) are unaffiliated with, have no equity in (other than as set forth in the Investor Questionnaire attached hereto), are not compensated by, the Company or any affiliate or selling agent of the Company, directly or indirectly; (ii) has such knowledge and experience in financial or business matters that the Subscriber is capable of evaluating the merits and risks of an investment in Units; and (iii) has the capacity to protect the Subscriber's own interests in connection with the Subscriber's proposed investment in the Units.

d. The Subscriber acknowledges that the Subscriber has been furnished with such financial and other information concerning the Company, the directors and officers of the Company, and the business and proposed business of the Company as the Subscribers considers necessary in connection with the Subscriber's investment in the Units. The Subscriber has carefully reviewed the materials and is thoroughly familiar with the proposed business, operations, properties and financial condition of the Company and has discussed with officers of the Company any questions the Subscriber may have had with respect thereto. The Subscriber understands:

    i. The risks involved in this offering, including the speculative nature of the investment.

    ii. The financial hazards involved in the offering, including the risk of losing the Subscriber's entire investment.

    iii. The lack of liquidity and restrictions on transfers of the Units; and

    iv. The tax consequences of this investment.

The Subscriber has consulted with the Subscriber's own legal, accounting, tax, investment and other advisors with respect to the tax treatment of an investment by the Subscriber in the Units and the merits and risks of an investment in the Units.

e. The Subscriber is not, and at the time of the acquisition of the Units will not be, a "U.S. person" as defined in Regulation S under the Act. The Subscriber is not, and at the time of the acquisition of the Units will not be, acquiring the Units for the benefit of a "U.S. person" as defined in Regulation S under the Act. Upon consummation of the transactions contemplated by the Subscription Agreement, the Subscriber will be the sole beneficial owner of the Units issued to it pursuant to the Subscription Agreement, and the Subscriber has not prearranged any sale with any purchaser or purchasers in the United

States. For purposes of this Agreement, a "U.S. person" includes, without limitation, any natural person resident in the United States, any partnership or corporation organized or incorporated under the laws of the United States (other than certain branches of non-U.S. banks or insurance companies), any estate of which any executor or administrator is a U.S. person or any trust of which any trustee is a U.S. person (with certain exceptions) and any agency or branch of a foreign entity located in the United States, but does not include a natural person not resident to the United States. The "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

f. The Subscriber is outside the United States as of the date of the execution and delivery of this Subscription Agreement and will be outside the United States at the time of the purchase of the Units as contemplated by the Subscription Agreement; provided that delivery of the Units may be effected in the United States through the Subscriber's agent upon Subscriber's request so long as the Subscriber is outside the United States at the time of such delivery.

g. The Subscriber is an individual, the Subscriber is over 21 years of age; and if the Subscriber in an unincorporated association, all of its members are of such age.

h. The Subscriber, if not an individual, is empowered and duly authorized to enter into this Subscription Agreement under any governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like; this Subscription Agreement constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber in accordance with its terms; and the person signing this Subscription Agreement on behalf of the Subscriber is empowered and duly authorized to do so by the governing, document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution, or the like.

i. The Subscriber hereby acknowledges and agrees that this Subscription Agreement is an offer by the Subscriber to purchase the Units, which offer may be accepted or declined by the Company. The Subscriber hereby acknowledges that this Subscription Agreement does not constitute an offer by the Company to sell securities or a solicitation of an offer to buy securities.

j. The Subscriber has accurately completed the Investor Questionnaire attached hereto as Exhibit A and incorporated by reference herein.

3. <u>LIMITATION ON TRANSER:</u> The Subscriber understands that the Units cannot be offered for sale, sold or otherwise transferred unless pursuant to registration under the Act or in accordance with the provisions of Regulation S of the Act or pursuant to another available exemption from registration under the Act. The Subscriber has no present intention to sell or otherwise transfer the Units except pursuant to registration under the Act or in accordance with the provisions of Regulation S of the Act or pursuant to another available exemption from registration under the Act. The Subscriber understands that the Company is required, under Rule 903 of Regulation S, to refuse to register the transfer of any of the Units to be received by the Subscriber pursuant to this Agreement that are not transferred pursuant to the registration statement under the Act, in compliance with Regulation S under the Act or otherwise pursuant to an available exemption from registration.

4. <u>CERTIFICATES REPRESENTING THE SHARES TO BE LEGENDED</u>: The Subscriber understands and agrees that any certificate representing the Units or relating to the Units may bear such legends as the Company may consider necessary or advisable to facilitate

compliance with the Act, applicable state blue sky laws, and any other securities law including without limitation legends stating that the Units have not been registered under the Act or without limitation legends stating that the Units have not been registered under the Act or qualified under the Law and setting forth the limitations on dispositions imposed hereby.

5. SHARES WILL BE RESTRICTED SECURITIES: The Subscriber understands that the Units will be "restricted securities" as that term is defined in Rule 144 under the Act and, accordingly, that the Units must be held indefinitely unless they are subsequently registered under the Act and qualified under applicable state blue sky law and any other applicable securities law or exemptions from such registration and qualification as are available. The Subscriber understands that the Company is under no obligation to register the Units under the Act, to qualify the Units under any securities law, or to comply with any exemption under the Act or any other law. The Subscriber understands that Rule 144 prevents the sale of any of the Units for at least one year, and only then under certain specific circumstances.

6. COMPANY MAY REFUSE TO TRANSFER: Not withstanding the foregoing, if, in the opinion of counsel for the Company, the Subscriber has acted in a manner inconsistent with the representations and warranties in this Subscription Agreement, the Company may refuse to transfer the Subscriber's Units until such time as counsel for the Company is of the opinion that such transfer will not require registration of the Units under the Act or qualification of the Units under applicable blue sky law or any other securities law. The Subscriber understands and agrees that the Company may refuse to acknowledge or permit any disposition of the Units that is not in all respects in compliance with the Subscription Agreement and that the Company intends to make appropriate notation in its records to that effect.

7. INDEMNIFICATION: The Subscriber hereby agrees to indemnify and defend the Company and its directors and officers and hold them harmless from and against any and all liability, damage, cost or expense incurred on account of or arising out of:

a. Any breach of or inaccuracy in the Subscriber's representations, warranties or agreements herein;

b. Any disposition of any Units contrary to any of the Subscriber's representations, warranties or agreements herein;

c. Any action, suit or proceeding based on (i) a claim that any of said representations, warranties or agreements was inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company or any director or officer of the Company under the Act, or (ii) any disposition of any Units.

8. SUCCESSORS: The representations, warranties and agreements contained in this Subscription Agreement shall be binding on the Subscriber's successors, assigns, heirs and legal representatives and shall inure to the benefit of the respective successors and assigns of the Company and its directors and officers.

[Remainder of page intentionally left blank]

Number of Units Subscribed: ____________________

Amount of Enclosed Check: $ __________________

Wire Instructions: US Dollars (USD) to:

Bank
Swift Code:
For the account of:
CAL Swift Code:
Account number:
For further credit to:
Account IBAN number:

TYPE OF OWNERSHIP (Check One):

______ INDIVIDUAL OWNERSHIP

(One Signature Required)

______ PARTNERSHIP

(Please include a copy of the Statement of Partnership of Partnership Agreement Authorizing Signature)

______ COMMUNITY PROPERTY

(One Signature Required)

______ CORPORATION OR FUND

(Authorized Director(s) must sign)

______ TENANTS IN COMMON

(Both parties must sign)

______ TRUST

(Please include name of trust, name of trustee, and date trust was formed and include copy of the Trust Agreement or other authorization)

_____ JOINT TENANTS

(Both parties must sign)

I, the undersigned, hereby certify under penalty of perjury under the laws of the State of Texas, that the information contained herein is complete and accurate and may be relied on by the Company. I will notify the Company promptly of any material change in any such information.

Investor:	Co-Investor:
______________________	______________________
Print or type name	Print or type name
______________________	______________________
Signature	Signature
Dated: ____________, 20 ___	Dated: ____________, 20 ___
______________________	______________________
Name and title of person signing on behalf of investor, if applicable	Relation, if any, to Investor
Address:	Address:
______________________	______________________
______________________	______________________

Agrees to and accepted by TT Bev, Inc.

____

Brian Rudman, President and CEO

EXHIBIT A

Investor Questionnaire
(To be completed by each Subscriber)

Name: ______________________________

Home Phone: ______________________________

Work Phone: ______________________________

1. a. Country of Residence: ______________________________

   b. For How Long? ______________________________

   c. Do you maintain a residence in your country? ______________________________

2. What is your present age? _____ What is your date of birth? _____________

3. Does this investment exceed twenty percent (20%) of your net worth? (For purposes of this question, you may include your spouse's net worth and the fair market value of your home, home furnishings and automobiles).

   Yes ( ) No ( )

4. Investment Experience:

   (A) Please indicate the frequency of your investment in securities that are registered and transferred on one or more of the major United States securities exchanges: Often ________ Occasionally ________ Seldom _________ Never_____________

   (B) Please indicate the frequency of your investment in securities which are purchased, sold or transferred in private transactions: Often ________ Occasionally ________ Seldom _________ Never ___________

   (C) If your answer to (A) or (B) above was Seldom or Never, please provide your qualifications in evaluating the merits and risks of this investment?

____

____

EXHIBIT A
PAGE 2

5. Describe below any business or personal relationship you have with any affiliates of the officers or directors of the Company or any of its affiliates, subsidiaries or business entities in

conjunction with this purchase of Units in the Company, including a statement of the name of the individual(s) and the length of time you have known such individual(s).

____

____

6. Have you participated in any prior investments or other business transactions with the Company or its officers, directors, employees, agents or any of its affiliates?

Yes ( ) No ( ) – If yes, please describe:

____

____

7. Do you currently have an equity position in the Company?

Yes ( ) No ( ) – If yes, please describe:

____

____

Exhibit (5) *Voting Trust Agreement* *E-5*

Not Applicable

Exhibit (6) *Material Contracts* *E-6*

LICENSE AGREEMENT

THIS AGREEMENT dated the 15th day of December, 2007. **BETWEEN:**

Tealife,LP, a Texas limited partnership, with an office at 7819 Purdue Dallas TX 75225(the "Licensor")

- and -

TT Beverages Inc., LLC a corporation incorporated under the laws of Texas, with an office at 5600 W. Lovers Lane #111 Dallas TX 75209 (the "Licensee")

WHEREAS the Licensor is the owner of the registered trademarks, particulars of which are set forth in Schedule A (the Trademarks) in respect of certain goods as described in Schedule B (the "Products");

AND WHEREAS the Licensee has had the right to use the Trade Marks for the purpose of increasing the goodwill of the parties by the use of the Trade Marks;

NOW THEREFORE IN CONSIDERATION of the mutual covenants set out together with other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Grant of License

1.1 The Licensor grants the license to the Licensee to use the Trade Marks in relation to the Products manufactured or marketed by the Licensee and conforming to the Licensor's standards of quality.

1.2 The authority to use the Trademarks shall continue until this agreement shall be terminated and shall extend to all Products listed in Schedule "B".

1.3 During the term of this agreement the Licensor will not grant permission to any other person or corporation to use the Trademarks in connection with the manufacture or sale of the Products. The Licensor will not appoint any agent or concessionaire other than the Licensee in respect of the Products and the Licensor will not manufacture or market the Products in association with the Trademarks.

1.4 Licensee has a permission to use the Trademark "Tempest Tea" in relation to products in Schedule "B" but can not use the Trademark in any other fashion and for any other product without the expressed permission of Licensor.

2. Royalty

2.1 The Licensee agrees to pay to the Licensor a royalty of three percent (3%) of the Gross Sales of the Products realized during each month of the current calendar year (2008), the failure to pay which shall be deemed to be a default by the Licensee under this agreement.

2.2 The royalty payable in subsequent calendar years shall be mutually agreed upon between the Licensee and the Licensor but in any event the said royalty shall not be less than two percent (2%) of the Net Sales of the Products during the preceding calendar year. All royalty payments should be paid monthly and are based upon gross sales of trademarked product and are not reduced by discounts or returns. Payments are due the 5th day of the subsequent month.

3. Quality Control

3.1 The Licensee hereby covenants with the Licensor that all Products marketed by the Licensee upon or in relation to which the Trademarks are used by the Licensee (the "Trademarked Products") shall be manufactured according to the standards of quality, both in ingredients and workmanship, set from time to time by the Licensor.

3.2 The Licensee hereby covenants:

(a) to submit to the Licensor, if required for inspection and testing, samples of every type of the Trademarked Products;

(b) to permit the Licensor or its duly authorized representatives (being persons to whom the Licensee cannot reasonably object) at all reasonable times to enter any place of manufacture or storage occupied or used by the Licensee where the Trademarked Products are manufactured or kept for the purposes of inspecting the Trademarked Products and the specifications and methods of manufacture or storage used for such Trademarked Products, so as to satisfy that they conform to the standards of quality set by the Licensor for the Products;

(c) to withdraw from the course of manufacture or from the market any Trademarked Products which fail to comply with the standards of quality set by the Licensor for the Products unless all connection between such Products and any of the Trademarks is completely severed and removed.

4. *Preservation of Trade Marks*

4.1 The Licensor and the Licensee mutually covenant that they will at all times use their best endeavours to preserve the value and validity of the Trademarks.

4.2 The Licensee shall immediately notify the Licensor of all infringements of the Trademarks or of passing-off or of applications to register trade marks which could conflict with the Trademarks which may come to its knowledge. If the Licensee and the Licensor mutually agree after taking competent professional advice that a good cause of action exists they will take reasonable and necessary action in an effort to prevent and restrain such infringements, passing-off and applications to register trade marks. The costs and expenses of any such action shall be borne by the Licensee and the proceeds of any damages shall be paid to the Licensee.

5. *Ancillary*

5.1 This agreement shall be governed by the laws of the state of Texas.

5.2 This agreement shall not be assignable by a party except in connection with any sale of the whole business of that party in the Products for which the aforesaid Trademarks are used, provided that the Licensee shall not assign this agreement to a third party unless such third party enters into an agreement with the Licensor similar to this agreement.

6. *Termination*

6.1 In the event that the Licensee fails to comply with any provisions of this agreement then the Licensor may give written notice to the Licensee specifying in what respect the Licensee has failed to comply and unless the defects specified in such notice are remedied within thirty (30) days after service of such notice the Licensor may immediately:

(a) terminate this agreement and all authority for the Licensee to use any of the Trademarks upon or in relation to any Products; or

(b) Withdraw from the Licensee authority to use any specified Trademarks in relation to any specified Products where the failure by the Licensee relates only to particular Products.

6.2 This agreement shall terminate immediately if the Licensee shall:

(a) Be adjudicated bankrupt; or

(b) Enters into any composition or arrangement with its creditors.

(c) Fails to make any royalty payments.

(d) Pays Licensor a sum of $750,000 for purchase of the trademarks from the Licensee by December, 31, 2009. The royalty payments are separate from this amount and do not reduce the purchase price. Upon payment of this amount, all Trademarks in table "A" shall be owned by the Licensee free and clear and no additional claims or royalties will be paid to Licensor.

6.3 In the event of termination of this agreement by the Licensor for failure by the Licensee to maintain the standards of quality of the Licensor for the Products, the Licensee shall (except in relation to any Products as to which this agreement has not been terminated) immediately cease to use the Trademarks in relation to any Products marketed by it thereafter and shall so far as it is practicable remove all labels or other indications of the Trademarks already placed upon or in relation to the Products or packages therefor in its possession or control prior to the marketing of such Products. Where termination is on other grounds the Licensee shall have the right to dispose of stocks existing or in the course of manufacture at the date of the termination of this agreement provided that such stocks are disposed of within a period of twelve (12) months.

7. Notices

Any notice required or authorized to be given by either party to the other may (without prejudice to the use of any other method) be given by being sent by prepaid registered mail, courier or facsimile addressed to the last known address of the party to whom the notice is to be given and any notice so sent shall be deemed to have been properly and effectively given, if by mail, seven days after the same shall have been put in a letter box under the control of the postal authorities of the country of the sender or, if by courier or facsimile, on the second business day following such transmission.

IN WITNESS WHEREOF the parties have executed this agreement by the signatures of their duly authorized representatives.

«LICENSOR»

«LICENSEE»

________________________ ________________________

Exhibit (7) Material Foreign Patents E-7

Not Applicable

Exhibit (8) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession E-8

Not Applicable

Exhibit (9) Escrow Agreements E-9

Not Applicable

Exhibit (10) Consents E-10

(a) Experts:

Written Consent from Auditors

(b) *Underwriters:*

Not Applicable

Exhibit (11) *Opinion re Legality* *E-11*

Legal Opinion Letter from Counsel

Applbaum & Zouvas LLP
2368 Second Avenue
San Diego, Ca. 92101
(619) 955-6497

June 24, 2008

TT Bev, Inc
5600 W. Lovers Lane #111
Dallas, TX . 75209
8th Floor (PMB 823)
San Diego, CA 92108

Ladies and Gentlemen:

We have acted as counsel for TT Bev, Inc., a Texas corporation (the "Company") We have examined the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Company and the record of the Company's corporate proceedings concerning the registration described above. In addition, we have examined such other certificates, agreements, documents and papers, and we have made such other inquiries and investigations of law as we have deemed appropriate and necessary in order to express the opinion set forth in this letter. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, photostatic, or conformed copies and the authenticity of the originals of all such latter documents. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein.

We hereby consent (a) to be named in the Offering Statement and in the prospectus that constitutes a part of the Offering Statement as acting as counsel in connection with the offering, including with respect to the issuance of securities offered in the offering; and (b) to the filing of this opinion as an exhibit to the Offering Statement.

This opinion is to be used solely for the purpose of the offering statement and may not be used for any other purpose.

Very truly yours,

Marc Applbaum

Applbaum & Zouvas LLP

Exhibit (12) *Sales Materials* *E-12*

Not Applicable

Exhibit (13) *"Test the Water" Material* *E-13*

Not Applicable

Exhibit (14) *Appointment of Agent for Service of Process* *E-14*

Not Applicable

Exhibit (15) Convertible Notes E-15

NEITHER THIS NOTE NOR THE SECURITIES THAT MAY BE ISSUED BY THE BORROWER UPON CONVERSION HEREOF (COLLECTIVELY, THE "SECURITIES") HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THE SECURITIES NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (i) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR APPLICABLE STATE SECURITIES LAWS; OR (ii) IN THE ABSENCE OF AN OPINION OF COUNSEL, IN A FORM ACCEPTABLE TO THE ISSUER, THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT OR; (iii) UNLESS SOLD, TRANSFERRED OR ASSIGNED PURSUANT TO RULE 144 UNDER THE 1933 ACT.

CONVERTIBLE NOTE

$250,000.00 February 28, 2008(the "Issuance Date")

FOR VALUE RECEIVED, TT Beverages Inc., a Texas limited liability company (the "**Company**"), hereby promises to pay to the order of Thomas Wade Investments, LLC, a Texas limited liability company, or its assigns (the "Holder") the principal amount of Two Hundred Fifty Thousand Dollars ($250,000.00), on demand of the Holder (the "**Maturity Date**"). The principal balance of this Note shall be payable pursuant to Paragraph I.

I. Payments of Principal and Interest.

(a) Payment of Principal. The principal balance of this Note shall be paid to the Holder hereof on the Demand. The Company shall not prematurely pay or prepay any outstanding principal balance to the Holder. This note may be assigned by the Holder in its sole discretion.

(b) Default Interest. Any amount of principal on this Note which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the date there of until the same is paid ("Default Interest") and the Holder, at the Holder's sole discretion, may include any accrued but unpaid Default Interest in the Conversion Amount.

(d) General Payment Provisions. This Note shall be made in lawful money of the United States of America by check to such account as the Holder may from time to time designate by written notice to the Company in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. For purposes of this Note, "Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required by law or executive order to remain closed.

2. Conversion of Note. It is anticipated that the Company will enter into an agreement ("Purchase Agreement") with another company which has shares traded on the pink sheets electronic quotation system ("Public Company") whereby, in exchange for the majority of the issued and outstanding shares of Public Company, Public Company will acquire (by asset or stock acquisition, merger or otherwise) the Company and the current directors of the Company will, upon closing ofthe transactions contemplated by the Purchase Agreement (the "Closing"), become the directors and officers of Public Company. Notwithstanding anything contained herein to the contrary, at any time prior to the Maturity Date, this Note shall, at the option of the Holder, be convertible into: (i) shares of the Company's common stock, share (the "Common Stock"); or (ii) if following the Closing shares of common stock of Public Company ("Public Company Stock"), on the terms and conditions set forth in this Paragraph 2. In

addition, the Company hereby agrees that the Public Company, at the Closing, shall immediately become the absolute guarantor of all of the obligations of the Company hereunder.

(a) Certain Defined Terms. For purposes of this Note, the following terms shall have the following meanings:

(1) "Conversion Amount" means the sum of (A) the principal amount of this Note to be converted with respect to which this determination is being made, and (B) Default Interest, if any, on unpaid interest and principal, if so included at the Holder's sole discretion.

(2) "Conversion Price" means the lesser of: (i) 50% discount to the average bid price for the shares of common stock of the Company (or Public Company) as quoted on the pink sheet electronic quotation system or such other system where the shares are traded for the three consecutive business days prior to the date of Conversion; and (ii) 0.03.

(3) "Other Note" means the convertible notes, other than this Note, issued by the Company to the Holder whether prior, simultaneously with or hereinafter executed.

(4) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(b) Holder's Conversion Right. At any time or times on or after the Issuance Date, the Holder, or its assignees, shall be entitled to convert all of the outstanding and unpaid principal amount of this Note into fully paid and nonassessable shares of Common Stock (or Public Company Stock) in accordance with Paragraph 2(d), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock (or Public Company Stock) upon any conversion; if such issuance would result in the issuance of a fraction of a share of Common Stock (or Public Company Stock), the Company shall round such fraction of a share of Common Stock (or Public Company Stock) up to the nearest whole share.

(c) Conversion Rate. The number of shares of Common Stock (or Public Company Stock) issuable upon conversion of a Conversion Amount of this Note pursuant to Paragraph 2(b) shall be determined according to the following formula (the "Conversion Rate"):

(d) Convers ion Am 0 u n t. Loan shall be converted pursuant to Rule 504(b) of Regulation 0 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and applicable state law into un-legended shares at the Conversion Price. The Company shall use its best efforts to qualify and issue the shares as unrestricted pursuant to a conversion as unrestricted and freely transferable shares pursuant to state law that is consistent with Rule 504(b).

(e) Mechanics of Conversion. The conversion of this Note shall be conducted in the following manner:

(1) Holder's Delivery Requirements. To convert this Note into shares of Common Stock (or Public Company Stock) on any date set forth in the Conversion Notice by the Holder (the "Conversion Date"), the Holder hereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11 :59 p.m., Eastern Time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit 2.(d)(1) (the "Conversion Notice") to the Company; and (B) surrender to a common carrier for delivery to the Company as soon as practicable following the date of the Conversion Notice original of the Note being converted.

(2) Company's Response. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall as soon as practicable, but in no event later than three

(3) Business Days after receipt of such Conversion Notice, send, via facsimile and overnight

courier, a confirmation of receipt of such Conversion Notice (the **"Conversion Confirmation"**) to such Holder indicating that the Company will process such Conversion Notice in accordance with the terms herein. Within five (5) Business Days after the date of the Conversion Confirmation, the Company shall issue and surrender to a common carrier for delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder, for the number of shares of Common Stock (or Public Company Stock) to which the Holder shall be entitled. If less than the full principal amount of this Note is submitted for conversion, then the Company shall within five (5) Business Days after receipt of the Note and at its own expense, issue and deliver to the Holder a new Note for the outstanding principal amount not so converted; provided that such new Note shall be substantially in the same form as this Note.
(3) Record Holder. The person or persons entitled to receive the shares of Common Stock (or Public Company Stock) issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock (or Public Company Stock) on the Conversion Date.

(e) Taxes. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock (or Public Company Stock) upon the conversion of Notes.

3. Other Rights of Holders.

(a) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction which is effected in such a way that holders of Common Stock (or Public Company Stock) are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock (or Public Company Stock) is referred to herein as **"Organic Change."** Prior to the consummation of any (i) Organic Change or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the **"Acquiring Entity"**) a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to Holder in exchange for this Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note, and reasonably satisfactory to the Holder. Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holders of a majority of the Conversion Amount of the Notes then outstanding) to ensure that each of the Holders will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock (or Public Company Stock) immediately theretofore acquirable and receivable upon the conversion of such Holder's Note, such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock (or Public Company Stock) which would have been acquirable and receivable upon the conversion of such Holder's Note as of the date of such Organic Change (without taking into account any limitations or restrictions on the convertibility of the Note).

(b). **Security Interest.** To the extent the principal amount of the Note is greater than $100,000, Company hereby grants Holder a continuing security interest in all presently existing and later acquired Collateral to secure all obligations and performance of Company's duties hereunder (collectively, the **"Obligations"**). The term **"Collateral"** shall include the following categories of assets as defined in Article 9 of the Uniform Commercial Code of the State of Texas as amended (the "UCC"): goods (including inventory, equipment and any accessions thereto, instruments (including promissory notes), documents, accounts, chattel paper (whether tangible or electronic), deposit accounts, letter-ofcredit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations and any and all proceeds of any thereof, wherever located, whether now owned or hereafter acquired. Notwithstanding anything contained herein to the contrary, any rights granted to Holder pursuant to the security interest granted hereunder may only be enforced following prior written notice of a default of the Obligations to Company with a five (5) day opportunity for each party to cure such default. If, pursuant to the UCC, prior notice must be given to the Company upon the occurrence of an event, a five (5) day notice period shall be sufficient. Company irrevocably authorizes the Holder at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that: (i) indicate the Collateral as all assets of Company or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC, or as being of an equal or lesser scope or with greater detail; and (ii) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (y) whether Company is an organization, the type of organization, and any organization identification number issued to Company, and, (z) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates; and contain a notification that Company has granted a negative pledge to the Holder, and that any sUbsequent lien or may be tortiouously interfering with the Holder's rights. Company agrees to furnish any of the foregoing information to the Holder promptly upon request. Company ratifies its authorization for the Holder to have filed any like initial financing statements or amendments thereto if filed prior to the date hereof. The Holder may add any supplemental language to any such financing statement as the Holder may determine to be necessary or helpful in acquiring or preserving rights against third parties.

4. Reservation of Shares. The Company shall at all times, so long as any principal amount of the Notes is outstanding, reserve and keep available out of its authorized and unissued Common Stock (or Public Company Stock), solely for the purpose of effecting the conversion of the Notes, such number of shares of Common Stock (or Public Company Stock) as shall at all times be sufficient to effect the conversion of all of the principal amount of the Notes then outstanding; provided that the number of shares of Common Stock (or Public Company Stock) so reserved shall at no time be less than one hundred ten percent (110%) of the number of shares of Common Stock (or Public Company Stock) for which the principal amount of the Notes are at any time convertible. The initial number of shares of Common Stock (or Public Company Stock) reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among 'the Holders of the Notes based on the principal amount of the Notes held by each Holder at the time of issuance of the Notes or increase in the number of reserved shares, as the case may be. In the event a Holder shall sell or otherwise transfer any of such Holder's Notes, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock (or Public Company Stock) reserved for such transferor. Any shares of Common Stock (or Public Company Stock) reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining Holders, pro rata based on the principal amount of the Notes then held by such Holders.

5. Voting Rights. Holders shall have no voting rights, except as required by law.

6. Reissuance of Note. In the event of a conversion or redemption pursuant to this Note of less than all of the Conversion Amount represented by this Note, the Company shall promptly cause to be issued and delivered to the Holder, upon tender by the Holder of the Note converted or redeemed, a new note of like tenor representing the remaining principal amount of this Note which has not been so converted or redeemed and which is in substantially the same form as this Note.

7. Defaults and Remedies.
(a) Events of Default. An "**Event of Default**" is: (i) default for thirty (30) days in payment of interest or Default Interest on this Note; (ii) default in payment of the principal amount of this Note when due; (iii) failure by the Company for thirty (30) days after notice to it to comply with any other material provision of this Note; (iv) if the Company pursuant to or within the meaning of any Bankruptcy Law; (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; or (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (I) is for relief against the Company in an involuntary

case; (2) appoints a Custodian of the Company or for all or substantially all of its property; or (3) orders the liquidation of the Company or any subsidiary, and the order or decree remains unstayed and in effect for thirty (30) days. The Term "**Bankruptcy Law**" means Title 11, U.S. Code, or any similar Federal or State Law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
(b) Remedies. If an Event of Default occurs and is continuing, the Holder of this Note may declare this entire Note, including any interest and Default Interest and other amounts due, to be due and payable immediately.

9. Vote to Change the Terms of this Note. This Note and any provision hereof may only be amended by an instrument in writing signed by the Company and holders of a majority of the aggregate Conversion Amount of the Notes then outstanding.

10. Lost or Stolen Note. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in a form reasonably acceptable to the Company and, in the case of mutilation, upon surrender and cancellation of the Notes, the Company shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note; provided, however, the Company shall not be obligated to re-issue a Note if the Holder contemporaneously requests the Company to convert such remaining principal amount into Common Stock (or Public Company Stock).

11. Payment of Collection, Enforcement and Other Costs. If: (i) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (ii) an attorney is retained to represent the Holder of this Note in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note, then the Company shall pay to the Holder all reasonable attorneys' fees, costs and expenses incurred in connection therewith, in addition to all other amounts due hereunder.

12. Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full; this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

13. Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

14. Governing Law. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the State of Texas, without giving effect to provisions thereof regarding conflict of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Dallas, Texas, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally sUbject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending by certified mail or overnight courier a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.**

15. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The

remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. The Company covenants to each Holder of Notes that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth Of provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly prOVided herein, be SUbject to any other obligation of the Company (or the performance thereof).

16. Specific Shall Not Limit Genera!; Construction. No speciflC provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any person as the drafter hereof.

17. Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its Chief Executive Officer on and as of the Issuance Date.

TT Beverages, Inc.
A Texas Corporation

By:*/s/Brian Rudman*
Brian Rudman, President and Manager

NEITHER THIS NOTE NOR THE SECURITIES THAT MAY BE ISSUED BY THE BORROWER UPON CONVERSION HEREOF (COLLECTIVELY, THE "SECURITIES") HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THE SECURITIES NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (i) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR APPLICABLE STATE SECURITIES LAWS; OR (ii) IN THE ABSENCE OF AN OPINION OF COUNSEL, IN A FORM ACCEPTABLE TO THE ISSUER, THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT OR; (iii) UNLESS SOLD, TRANSFERRED OR ASSIGNED PURSUANT TO RULE 144 UNDER THE 1933 ACT.

CONVERTIBLE NOTE

$50,000.00 January 31, 2008(the "Issuance Date")

FOR VALUE RECEIVED, TT Beverages Inc., a Texas limited liability company (the "**Company**"), hereby promises to pay to the order of Thomas Wade Investments, LLC, a Texas limited liability company, or its assigns (the "Holder") the principal amount of Two Hundred Fifty Thousand Dollars ($250,000.00), on demand of the Holder (the "**Maturity Date**"). The principal balance of this Note shall be payable pursuant to Paragraph I.

I. Payments of Principal and Interest.

(a) Payment of Principal. The principal balance of this Note shall be paid to the Holder hereof on the Demand. The Company shall not prematurely pay or prepay any outstanding principal balance to the Holder. This note may be assigned by the Holder in its sole discretion.

(b) Default Interest. Any amount of principal on this Note which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the date there of until the same is paid ("Default Interest") and the Holder, at the Holder's sole discretion, may include any accrued but unpaid Default Interest in the Conversion Amount.

(c) General Payment Provisions. This Note shall be made in lawful money of the United States of America by check to such account as the Holder may from time to time designate by written notice to the Company in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. For purposes of this Note, "Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required by law or executive order to remain closed.

2. Conversion of Note. It is anticipated that the Company will enter into an agreement ("Purchase Agreement") with another company which has shares traded on the pink sheets electronic quotation system ("Public Company") whereby, in exchange for the majority of the issued and outstanding shares of Public Company, Public Company will acquire (by asset or stock acquisition, merger or otherwise) the Company and the current directors of the Company will, upon closing of the transactions contemplated by the Purchase Agreement (the "Closing"), become the directors and officers of Public Company. Notwithstanding anything contained herein to the contrary, at any time prior to the Maturity Date, this Note shall, at the option of the Holder, be convertible into: (i) shares of the Company's common stock, share (the "Common Stock"); or (ii) if following the Closing shares of common stock of Public Company ("Public Company Stock"), on the terms and conditions set forth in this Paragraph 2. In

addition, the Company hereby agrees that the Public Company, at the Closing, shall immediately become the absolute guarantor of all of the obligations of the Company hereunder.

(a) Certain Defined Terms. For purposes of this Note, the following terms shall have the following meanings:

(1) "Conversion Amount" means the sum of (A) the principal amount of this Note to be converted with respect to which this determination is being made, and (B) Default Interest, if any, on unpaid interest and principal, if so included at the Holder's sole discretion.

(2) "Conversion Price" means the lesser of: (i) 50% discount to the average bid price for the shares of common stock of the Company (or Public Company) as quoted on the pink sheet electronic quotation system or such other system where the shares are traded for the three consecutive business days prior to the date of Conversion; and (ii) 0.07.

(3) "Other Note" means the convertible notes, other than this Note, issued by the Company to the Holder whether prior, simultaneously with or hereinafter executed.

(4) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(b) Holder's Conversion Right. At any time or times on or after the Issuance Date, the Holder, or its assignees, shall be entitled to convert all of the outstanding and unpaid principal amount of this Note into fully paid and nonassessable shares of Common Stock (or Public Company Stock) in accordance with Paragraph 2(d), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock (or Public Company Stock) upon any conversion; if such issuance would result in the issuance of a fraction of a share of Common Stock (or Public Company Stock), the Company shall round such fraction of a share of Common Stock (or Public Company Stock) up to the nearest whole share.

(c) Conversion Rate. The number of shares of Common Stock (or Public Company Stock) issuable upon conversion of a Conversion Amount of this Note pursuant to Paragraph 2(b) shall be determined according to the following formula (the "Conversion Rate"):

Conversion Amount/ Conversion Price = number of shares of Common Stock issuable upon conversion of a Conversion Amount of this Note.

(d) Conversion Am 0 u n t. Loan shall be converted pursuant to Rule 504(b) of Regulation 0 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and applicable state law into un-legended shares at the Conversion Price. The Company shall use its best efforts to qualify and issue the shares as unrestricted pursuant to a conversion as unrestricted and freely transferable shares pursuant to state law that is consistent with Rule 504(b).

(e) Mechanics of Conversion. The conversion of this Note shall be conducted in the following manner:

(1) Holder's Delivery Requirements. To convert this Note into shares of Common Stock (or Public Company Stock) on any date set forth in the Conversion Notice by the Holder (the "Conversion Date"), the Holder hereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11 :59 p.m., Eastern Time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit 2.(d)(1) (the "Conversion Notice") to the Company; and (B) surrender to a common carrier for delivery to the Company as soon as practicable following the date of the Conversion Notice original of the Note being converted.

(2) Company's Response. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall as soon as practicable, but in no event later than three

(3) Business Days after receipt of such Conversion Notice, send, via facsimile and overnight

courier, a confirmation of receipt of such Conversion Notice (the "**Conversion Confirmation**") to such Holder indicating that the Company will process such Conversion Notice in accordance with the terms herein. Within five (5) Business Days after the date of the Conversion Confirmation, the Company shall issue and surrender to a common carrier for delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder, for the number of shares of Common Stock (or Public Company Stock) to which the Holder shall be entitled. If less than the full principal amount of this Note is submitted for conversion, then the Company shall within five (5) Business Days after receipt of the Note and at its own expense, issue and deliver to the Holder a new Note for the outstanding principal amount not so converted; provided that such new Note shall be substantially in the same form as this Note.
(3) Record Holder. The person or persons entitled to receive the shares of Common Stock (or Public Company Stock) issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock (or Public Company Stock) on the Conversion Date.

(e) Taxes. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock (or Public Company Stock) upon the conversion of Notes.

3. Other Rights of Holders.

(a) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction which is effected in such a way that holders of Common Stock (or Public Company Stock) are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock (or Public Company Stock) is referred to herein as "**Organic Change.**" Prior to the consummation of any (i) Organic Change or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the "**Acquiring Entity**") a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to Holder in exchange for this Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note, and reasonably satisfactory to the Holder. Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holders of a majority of the Conversion Amount of the Notes then outstanding) to ensure that each of the Holders will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock (or Public Company Stock) immediately theretofore acquirable and receivable upon the conversion of such Holder's Note, such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock (or Public Company Stock) which would have been acquirable and receivable upon the conversion of such Holder's Note as of the date of such Organic Change (without taking into account any limitations or restrictions on the convertibility of the Note).

(b). **Security Interest.** To the extent the principal amount of the Note is greater than $100,000, Company hereby grants Holder a continuing security interest in all presently existing and later acquired Collateral to secure all obligations and performance of Company's duties hereunder (collectively, the "**Obligations**"). The term "**Collateral**" shall include the following categories of assets as defined in Article 9 of the Uniform Commercial Code of the State of Texas as amended (the "UCC"): goods (including inventory, equipment and any accessions thereto, instruments (including promissory notes), documents, accounts, chattel paper (whether tangible or electronic), deposit accounts, letter-of credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations and any and all proceeds of any thereof, wherever located, whether now owned or hereafter acquired. Notwithstanding anything contained herein to the contrary, any rights granted to Holder pursuant to the security interest granted hereunder may only be enforced following prior written notice of a default of the Obligations to Company with a five (5) day opportunity for each party to cure such default. If, pursuant to the UCC, prior notice must be given to the Company upon the occurrence of an event, a five (5) day notice period shall be sufficient. Company irrevocably authorizes the Holder at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that: (i) indicate the Collateral as all assets of Company or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC, or as being of an equal or lesser scope or with greater detail; and (ii) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (y) whether Company is an organization, the type of organization, and any organization identification number issued to Company, and, (z) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates; and contain a notification that Company has granted a negative pledge to the Holder, and that any subsequent lien or may be tortiouously interfering with the Holder's rights. Company agrees to furnish any of the foregoing information to the Holder promptly upon request. Company ratifies its authorization for the Holder to have filed any like initial financing statements or amendments thereto if filed prior to the date hereof. The Holder may add any supplemental language to any such financing statement as the Holder may determine to be necessary or helpful in acquiring or preserving rights against third parties.

4. Reservation of Shares. The Company shall at all times, so long as any principal amount of the Notes is outstanding, reserve and keep available out of its authorized and unissued Common Stock (or Public Company Stock), solely for the purpose of effecting the conversion of the Notes, such number of shares of Common Stock (or Public Company Stock) as shall at all times be sufficient to effect the conversion of all of the principal amount of the Notes then outstanding; provided that the number of shares of Common Stock (or Public Company Stock) so reserved shall at no time be less than one hundred ten percent (110%) of the number of shares of Common Stock (or Public Company Stock) for which the principal amount of the Notes are at any time convertible. The initial number of shares of Common Stock (or Public Company Stock) reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among 'the Holders of the Notes based on the principal amount of the Notes held by each Holder at the time of issuance of the Notes or increase in the number of reserved shares, as the case may be. In the event a Holder shall sell or otherwise transfer any of such Holder's Notes, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock (or Public Company Stock) reserved for such transferor. Any shares of Common Stock (or Public Company Stock) reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining Holders, pro rata based on the principal amount of the Notes then held by such Holders.

5. Voting Rights. Holders shall have no voting rights, except as required by law.

6. Reissuance of Note. In the event of a conversion or redemption pursuant to this Note of less than all of the Conversion Amount represented by this Note, the Company shall promptly cause to be issued and delivered to the Holder, upon tender by the Holder of the Note converted or redeemed, a new note of like tenor representing the remaining principal amount of this Note which has not been so converted or redeemed and which is in substantially the same form as this Note.

7. Defaults and Remedies.

(a) Events of Default. An **"Event of Default"** is: (i) default for thirty (30) days in payment of interest or Default Interest on this Note; (ii) default in payment of the principal amount of this Note when due; (iii) failure by the Company for thirty (30) days after notice to it to comply with any other material provision of this Note; (iv) if the Company pursuant to or within the meaning of any Bankruptcy Law; (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; or (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (I) is for relief against the Company in an involuntary

case; (2) appoints a Custodian of the Company or for all or substantially all of its property; or (3) orders the liquidation of the Company or any subsidiary, and the order or decree remains unstayed and in effect for thirty (30) days. The Term "**Bankruptcy Law**" means Title 11, U.S. Code, or any similar Federal or State Law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
(b) Remedies. If an Event of Default occurs and is continuing, the Holder of this Note may declare this entire Note, including any interest and Default Interest and other amounts due, to be due and payable immediately.

9. Vote to Change the Terms of this Note. This Note and any provision hereof may only be amended by an instrument in writing signed by the Company and holders of a majority of the aggregate Conversion Amount of the Notes then outstanding.

10. Lost or Stolen Note. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in a form reasonably acceptable to the Company and, in the case of mutilation, upon surrender and cancellation of the Notes, the Company shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note; provided, however, the Company shall not be obligated to re-issue a Note if the Holder contemporaneously requests the Company to convert such remaining principal amount into Common Stock (or Public Company Stock).

11. Payment of Collection, Enforcement and Other Costs. If: (i) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (ii) an attorney is retained to represent the Holder of this Note in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note, then the Company shall pay to the Holder all reasonable attorneys' fees, costs and expenses incurred in connection therewith, in addition to all other amounts due hereunder.

12. Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full; this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

13. Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

14. Governing Law. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the State of Texas, without giving effect to provisions thereof regarding conflict of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Dallas, Texas, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending by certified mail or overnight courier a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.**

15. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The

remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. The Company covenants to each Holder of Notes that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth Of provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be Subject to any other obligation of the Company (or the performance thereof).

16. Specific Shall Not Limit Genera!; Construction. No specific provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any person as the drafter hereof.

17. Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its Chief Executive Officer on and as of the Issuance Date.

TT Beverages, Inc.
A Texas Corporation

By:/s/Brian Rudman
Brian Rudman, President and Manager

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 12, 2008.

TT Bev, INC.

By: Brian Rudman, Chief Executive Officer. President

END